BMO Financial Group Reports Third Quarter 2025 Results

REPORT TO SHAREHOLDERS

BMO’s Third Quarter 2025 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended July 31, 2025, is available online at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Financial Results Highlights

Third Quarter 2025 compared with Third Quarter 2024:

•	Reported net income[1] of $2,330 million, an increase of 25% from $1,865 million; adjusted net income[1] of $2,399 million, an increase of 21% from $1,981 million

•	Reported earnings per share (EPS)[2] of $3.14, an increase of 26% from $2.48; adjusted EPS[1,2] of $3.23, an increase of 22% from $2.64

•	Provision for credit losses (PCL) of $797 million, compared with $906 million

•	Reported return on equity (ROE) of 11.6%, compared with 10.0%; adjusted ROE[1] of 12.0%, compared with 10.6%

•	Common Equity Tier 1 (CET1) Ratio[3] of 13.5%, compared with 13.0%

Year-to-Date 2025 compared with Year-to-Date 2024:

•	Reported net income[1] of $6,430 million, an increase of 28% from $5,023 million; adjusted net income[1] of $6,734 million, an increase of 14% from $5,907 million

•	Reported EPS[2] of $8.47, an increase of 29% from $6.57; adjusted EPS[1,2] of $8.89, an increase of 14% from $7.78

•	PCL of $2,862 million, compared with $2,238 million

•	Reported ROE of 10.5%, compared with 9.0%; adjusted ROE[1] of 11.1%, compared with 10.7%

Toronto, August 26, 2025 – BMO Financial Group (TSX:BMO) (NYSE:BMO) today announced financial results for the third quarter ended July 31, 2025. Reported net income was $2,330 million and reported EPS was $3.14, an increase from $1,865 million and $2.48 in the prior year. Adjusted net income was $2,399 million and adjusted EPS was $3.23, an increase from $1,981 million and $2.64 in the prior year.

“BMO delivered another quarter of strong earnings growth, with solid revenue performance and good expense management. Disciplined execution against each of our ROE rebuild strategies is driving tangible results through consistent positive operating leverage, improving credit performance and strengthening profitability, especially across our U.S. businesses,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We continue to invest to drive sustainable growth across our businesses, including our recently announced acquisition of Burgundy Asset Management Ltd., adding talent and advancing digital and AI capabilities to deliver a differentiated client experience. We’re leveraging our strong balance sheet to support client growth, while returning excess capital to our shareholders,” concluded Mr. White.

Concurrent with the release of results, BMO announced a fourth quarter 2025 dividend of $1.63 per common share, unchanged from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.63 per common share is equivalent to an annual dividend of $6.52 per common share.

On August 26, 2025, we announced our intention to terminate our existing normal course issuer bid (NCIB) to purchase for cancellation up to 20 million common shares, and establish a new NCIB to purchase for cancellation up to 30 million common shares, subject to the approval of the Office of the Superintendent of Financial Institutions Canada (OSFI) and the Toronto Stock Exchange. As of August 22, 2025, the bank had repurchased 15.7 million shares. The existing NCIB will be terminated prior to commencing purchases under the new NCIB. Once approvals are obtained, the timing and amount of purchases under the new NCIB will be at management’s discretion, based on factors such as market conditions and capital levels.

On June 19, 2025, we announced the signing of a definitive agreement to acquire Burgundy Asset Management Ltd., a leading independent wealth manager in Canada. This acquisition will expand BMO’s wealth management and financial planning capabilities focused on high-net-worth and ultra-high-net-worth individuals, families, and institutions. The transaction is expected to close by the end of calendar 2025, subject to customary closing conditions, including regulatory approvals.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)	The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

BMO Financial Group Third Quarter Report 2025 1

Enhanced Disclosure Task Force

Disclosures related to recommendations from the Financial Stability Board’s Enhanced Disclosure Task Force (EDTF) to provide high-quality, transparent risk disclosures are detailed in the index below, as presented in BMO’s 2024 Annual Report, the Third Quarter 2025 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRCI). Information on BMO’s website, including information within the SFI or SRCI, is not and should not be considered incorporated by reference into our Third Quarter 2025 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2024 Annual Report	Q3 2025
			RTS	SFI	SRCI
General	1. Risk-related information in each report, including an index for easy navigation	68-109	4	Index	Index
	2. Risk terminology, measures and key parameters	72-109, 117-119	35	-	-
	3. Top and emerging risks	68-70	6,35	-	-
	4. Plans to meet new key regulatory ratios once applicable rules are finalized	62	19	-	-
Risk Governance, Risk Management and Business Model	5. Risk management and governance framework, processes and key functions	72-76	-	-	-
	6. Risk culture, risk appetite and procedures to support the culture	76	-	-	-
	7. Risks that arise from business models and activities	74-75	-	-	-
	8. Stress testing within the risk governance and capital frameworks	76	-	-	-
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Pillar 1 capital requirements	60-63	-	-	5-6,15
	10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	63-64	19-20	-	5-7,17-18
	11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital	-	-	-	8
	12. Capital management and strategic planning	59,65-66	-	-	-
	13. Risk-weighted assets (RWA) by operating group	64	-	-	16
	14. Analysis of capital requirements for each method used in calculating RWA	63-64,77-80	-	-	16,22-49, 55-67,70-71, 78-81,84-89
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	-	-	-	22-49, 51-67,87-89
	16. Flow statement that reconciles movements in RWA by risk type	-	-	-	50,71,83
	17. Basel validation and back-testing process, including estimated and actual loss parameter information	103-104	-	-	90
Liquidity	18. Management of liquidity needs, and liquidity reserve held to meet those needs	91-97	39,42	-	-
Funding	19. Encumbered and unencumbered assets disclosed by balance sheet category	93	40	45	-
	20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	98-99	44-45	-	-
	21. Analysis of funding sources and funding strategy	94-95	40-41	-	-
Market Risk	22. Linkage of trading and non-trading market risk to the Consolidated Balance Sheet	89	37	-	-
	23. Significant trading and non-trading market risk factors	85-89	37-38	-	-
	24. Market risk model assumptions, validation procedures and back-testing	85-89,104	-	-	-
	25. Primary techniques for risk measurement and risk assessment, including risk of loss	85-89	37-38	-	-
Credit Risk	26. Analysis of credit risk profile, exposure and concentration	77-84, 148-155	15-16, 54-59	25-42	16-81
	27. Policies to identify impaired loans and renegotiated loans	148-150,155	-	-	-
	28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses	83,151	16,54-56	-	-
	29. Counterparty credit risk arising from derivative transactions	77-78,84, 167-168	-	-	55-73
	30. Credit risk mitigation	77-78,150, 159,200-201	-	-	21,51-52,68
Other Risks	31. Discussion of other risks	72-74, 100-109	-	-	-
	32. Publicly known risk events involving material or potentially material loss events	100-109	-	-	-

2 BMO Financial Group Third Quarter Report 2025

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at August 25, 2025 for the period ended July 31, 2025. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2025, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2024, and the 2024 annual MD&A, contained in Bank of Montreal’s 2024 Annual Report.

The 2024 annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website, together with other disclosure materials, including interim filings, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

Table of Contents

4	Caution Regarding Forward-Looking Statements
5	Economic Developments and Outlook
6	Financial Highlights
7	Non-GAAP and Other Financial Measures
12	Foreign Exchange
12	Net Income
13	Revenue
14	Total Provision for Credit Losses
15	Impaired Loans
16	Non-Interest Expense
16	Provision for Income Taxes
17	Balance Sheet
18	Capital Management
21	Review of Operating Groups’ Performance
	21	Personal and Commercial Banking (P&C)
	22	Canadian Personal and Commercial Banking (Canadian P&C)
	24	U.S. Personal and Commercial Banking (U.S. P&C)
	26	BMO Wealth Management
	28	BMO Capital Markets
	30	Corporate Services
31	Summary Quarterly Earnings Trends
32	Transactions with Related Parties

32	Off-Balance Sheet Arrangements
32	Accounting Policies and Critical Accounting Estimates and Judgments
	32	Allowance for Credit Losses
33	Disclosure for Global Systemically Important Banks (G-SIB)
33	Future Changes in Accounting Policies
33	Other Regulatory Developments
34	Risk Management
	34	Top and Emerging Risks That May Affect Future Results
	34	Real Estate Secured Lending
	35	International Exposures
	36	Market Risk
	37	Insurance Market Risk
	38	Liquidity and Funding Risk
	40	Credit Ratings
45	Glossary of Financial Terms
47	Interim Consolidated Financial Statements
	47	Consolidated Statement of Income
	48	Consolidated Statement of Comprehensive Income
	49	Consolidated Balance Sheet
	50	Consolidated Statement of Changes in Equity
	51	Consolidated Statement of Cash Flows
	52	Notes to Interim Consolidated Financial Statements
72	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2025, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2025, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Third Quarter Report 2025 3

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2025 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to successfully execute our strategic plans, complete acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report, and the Risk Management section in our Third Quarter 2025 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2024 Annual Report, as updated in the Economic Developments and Outlook section in our Third Quarter 2025 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2024 Annual Report, as updated in the Allowance for Credit Losses section in our Third Quarter 2025 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

4 BMO Financial Group Third Quarter Report 2025

Economic Developments and Outlook (1)

The ongoing changes in U.S. trade policies have created a heightened sense of economic uncertainty that is impacting both Canada and the United States. The full impact of the uncertainty on economic growth in both countries will depend on the level and duration of tariffs and the outcome of future trade negotiations. Global trade uncertainties and reciprocal tariffs will likely cause the global economy to weaken in 2025. However, recent U.S. trade agreements with several regions, including the European Union, the United Kingdom and Japan, mark some progress toward stabilization in the economic environment.

Canada’s real GDP is expected to contract modestly in the second quarter of 2025, due to weakness in exports and business investment arising from U.S. tariffs. Along with continued softness in the housing market, economic growth is projected to struggle in the third quarter of 2025. However, consumer spending remains somewhat resilient amid lower interest rates and, together with expansionary fiscal policies, should support stronger economic growth later in the year and through 2026. Annual real GDP is anticipated to grow 1.3% in 2025 and 1.4% in 2026, compared with 1.6% in 2024. The unemployment rate has risen year-over-year from 6.4% to 6.9% in July 2025, largely due to rapid labour force growth. While immigration curbs are now slowing growth in the labour force, the unemployment rate is projected to increase to 7.3% by the end of 2025 due to weakness in the economy, before turning lower in 2026 as economic growth is expected to improve. Consumer price index inflation remains low at 1.7% year-over-year in July 2025, partially due to the elimination of the consumer carbon tax. Retaliatory tariffs applied to some U.S. imports will temporarily lift inflation, but the annual rate is anticipated to remain around 2.0% in both 2025 and 2026. The Bank of Canada held interest rates steady in July 2025 for the third consecutive meeting, maintaining a cautious stance due to tariff-related uncertainty. However, we anticipate the central bank will resume easing policy in the fall to address a weaker labour market, and will ultimately reduce the policy rate by 75 basis points before March 2026. Industry-wide growth in residential mortgage balances of 4.7% year-over-year in June 2025 is expected to moderate as the economy weakens in the near term, before improving in 2026 as housing market activity responds to a firmer economy and lower borrowing costs. Year-over-year growth in consumer credit (excluding mortgages) remained moderate at 3.8% in June 2025, and is anticipated to decelerate somewhat as unemployment rises. Industry-wide growth in non-financial corporate credit balances remained moderate at 3.9% year-over-year in June 2025, but will likely slow this year due to trade protectionism.

After contracting slightly in the first quarter of 2025, U.S. real GDP rebounded 3.0% annualized in the second quarter, largely due to a sharp decline in imports following earlier actions by businesses to avoid tariffs. Consumer and business spending rose moderately, while residential construction declined. Economic growth is anticipated to moderate in the second half of 2025, due to the adverse effects of tariffs, deportations and cutbacks in the federal government, and is expected to strengthen in 2026, supported by reductions in business and personal taxes, as well as easing monetary policy. Annual GDP growth is projected to average 1.7% in 2025 and 1.6% in 2026, compared with 2.8% in 2024. A moderation in job growth has lifted the unemployment rate to 4.2% in July 2025 from a cycle-low of 3.4% in April 2023, and the rate is expected to rise to 4.6% by the end of 2025. Consumer price index inflation rose to 2.7% year-over-year in July 2025 from a recent low of 2.3% in April 2025, partially due to the impact of tariffs. Annual inflation is projected to move above 3% later this year, before moderating in response to a higher unemployment rate. The Federal Reserve has held policy rates steady this year, due to the uncertain effect of tariffs on economic growth and inflation. However, the central bank is anticipated to reduce rates by 150 basis points between September 2025 and December 2026 to restore policy neutrality. Growth in residential mortgage balances was modest at 1.3% year-over-year in July 2025 amid continued weakness in home sales, but will likely strengthen in 2026 as mortgage rates decline. Year-over-year growth in consumer loan balances was moderate at 2.6% in July 2025 and is projected to firm in 2026. Year-over-year growth in business, industrial and commercial real estate credit was modest at 2.3% in July 2025, due to still-elevated borrowing costs and uncertain trade policies, though it is expected to strengthen as economic growth improves in 2026.

The above economic outlook is subject to several risks that could lead to a less favourable outcome for the North American economy. The most immediate threat is from a possible escalation of U.S. tariffs. Canadian businesses face longer-term risks in the event of an unsuccessful renegotiation of the United States-Mexico-Canada Agreement (USMCA), as tariffs could then apply to all goods exported to the U.S., rather than just a small share. Other risks stem from the continued conflicts in Ukraine and the Middle East.

Our operations, clients, and customers may be affected by significant changes to the economic environment and increased economic uncertainty. An increase in provisions for credit losses, volatility in capital markets and slower loan growth could result if tariffs are high and persistent. Management regularly monitors the economic environment to take proactive actions to respond to uncertainties and reduce the impact on our results.

Caution

This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.

BMO Financial Group Third Quarter Report 2025 5

Financial Highlights

TABLE 1
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024	YTD-2025	YTD-2024

Summary Income Statement (1)

Net interest income	5,496	5,097	4,794	15,991	14,030
Non-interest revenue	3,492	3,582	3,398	10,942	9,808
Revenue	8,988	8,679	8,192	26,933	23,838
Provision for credit losses on impaired loans	773	765	828	2,397	1,959
Provision for credit losses on performing loans	24	289	78	465	279
Total provision for credit losses (PCL)	797	1,054	906	2,862	2,238
Non-interest expense	5,105	5,019	4,839	15,551	15,072
Provision for income taxes	756	644	582	2,090	1,505
Net income	2,330	1,962	1,865	6,430	5,023
Net income attributable to non-controlling interest in subsidiaries	3	2	-	9	6
Dividends on preferred shares and distributions on other equity instruments	66	142	51	273	234
Net income available to common shareholders	2,261	1,818	1,814	6,148	4,783
Adjusted net income	2,399	2,046	1,981	6,734	5,907
Adjusted net income available to common shareholders	2,330	1,902	1,930	6,452	5,667

Common Share Data ($, except as noted) (1)

Basic earnings per share	3.14	2.51	2.49	8.48	6.58
Diluted earnings per share	3.14	2.50	2.48	8.47	6.57
Adjusted diluted earnings per share	3.23	2.62	2.64	8.89	7.78
Book value per share	108.29	108.03	102.05	108.29	102.05
Closing share price	152.94	132.09	116.45	152.94	116.45
Number of common shares outstanding (in millions)
End of period	716.3	722.1	729.4	716.3	729.4
Average basic	719.5	725.4	729.4	724.8	727.2
Average diluted	720.8	726.4	730.2	726.0	728.0
Market capitalization ($ billions)	109.6	95.4	84.9	109.6	84.9
Dividends declared per share	1.63	1.59	1.55	4.81	4.57
Dividend yield (%)	4.3	4.8	5.3	4.2	5.2
Dividend payout ratio (%)	51.9	63.4	62.4	56.7	69.5
Adjusted dividend payout ratio (%)	50.3	60.6	58.6	54.0	58.6

Financial Measures and Ratios (%) (1) (2)

Return on equity (ROE)	11.6	9.4	10.0	10.5	9.0
Adjusted return on equity	12.0	9.8	10.6	11.1	10.7
Return on tangible common equity (ROTCE)	15.6	12.8	13.9	14.3	12.7
Adjusted return on tangible common equity	15.6	12.8	14.2	14.5	14.4
Efficiency ratio	56.8	57.8	59.1	57.7	63.2
Adjusted efficiency ratio	55.8	56.5	57.3	56.2	58.7
Operating leverage	4.2	5.2	14.8	9.8	16.3
Adjusted operating leverage	2.9	2.7	5.2	4.7	1.3
Net interest margin on average earning assets	1.69	1.60	1.52	1.64	1.53
Adjusted net interest margin, excluding trading net interest income, and trading and insurance assets	1.99	1.97	1.83	1.96	1.83
Effective tax rate	24.52	24.70	23.80	24.53	23.06
Adjusted effective tax rate	24.54	24.73	23.89	24.59	23.21
Total PCL-to-average net loans and acceptances	0.47	0.63	0.54	0.56	0.46
PCL on impaired loans-to-average net loans and acceptances	0.45	0.46	0.50	0.47	0.40

Balance Sheet and Other Information (as at, $ millions, except as noted)

Assets	1,431,553	1,440,269	1,400,470	1,431,553	1,400,470
Average earning assets	1,287,815	1,308,774	1,258,977	1,305,339	1,223,370
Gross loans and acceptances	682,750	681,102	677,995	682,750	677,995
Net loans and acceptances	677,585	676,142	673,719	677,585	673,719
Deposits	955,363	958,267	965,239	955,363	965,239
Common shareholders’ equity	77,567	78,008	74,439	77,567	74,439
Total risk weighted assets (3)	430,134	425,066	428,860	430,134	428,860
Assets under administration	810,244	799,054	750,527	810,244	750,527
Assets under management	464,182	437,911	409,627	464,182	409,627

Capital and Liquidity Measures (%) (3)

Common Equity Tier 1 Ratio	13.5	13.5	13.0	13.5	13.0
Tier 1 Capital Ratio	15.5	15.3	14.8	15.5	14.8
Total Capital Ratio	17.8	17.9	17.1	17.8	17.1
Leverage Ratio	4.5	4.4	4.3	4.5	4.3
TLAC Ratio	29.5	29.9	28.5	29.5	28.5
Liquidity Coverage Ratio (LCR)	130	134	129	130	129
Net Stable Funding Ratio (NSFR)	118	117	116	118	116

Foreign Exchange Rates ($)

As at Canadian/U.S. dollar	1.3847	1.3786	1.3795	1.3847	1.3795
Average Canadian/U.S. dollar	1.3730	1.4203	1.3705	1.4077	1.3574

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section.

(2)	PCL, ROE and ROTCE ratios are presented on an annualized basis.
(3)

Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

6 BMO Financial Group Third Quarter Report 2025

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further information regarding the composition of our non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Adjusting Items

Adjusted results in the current quarter and prior periods excluded the following items:

•

Amortization of acquisition-related intangible assets and any impairments of $69 million ($93 million pre-tax) in Q3-2025, recorded in non-interest expense in the related operating group. Prior periods included $81 million ($109 million pre-tax) in Q2-2025, $79 million ($106 million pre-tax) in Q1-2025, $79 million ($107 million pre-tax) in Q3-2024 and Q2-2024, and $84 million ($112 million pre-tax) in Q1-2024.

•

Acquisition and integration costs of $4 million ($5 million pre-tax) in Q3-2025, recorded in non-interest expense in the related operating group. Costs related to the announced acquisition of Burgundy Asset Management Ltd. were recorded in BMO Wealth Management, Bank of the West in Corporate Services, AIR Miles in Canadian P&C, and Radicle and Clearpool in BMO Capital Markets. Prior periods included a reversal of $1 million ($2 million pre-tax) in Q2-2025, and expenses of $7 million ($10 million pre-tax) in Q1-2025, $19 million ($25 million pre-tax) in Q3-2024, $26 million ($36 million pre-tax) in Q2-2024, and $57 million ($76 million pre-tax) in Q1-2024.

•

Impact of a partial reversal of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $4 million ($5 million pre-tax) in Q3-2025, recorded in non-interest expense in Corporate Services. Prior periods included a $4 million ($5 million pre-tax) expense in Q2-2025, a $5 million ($7 million pre-tax) partial reversal in Q1-2025, a $5 million ($6 million pre-tax) expense in Q3-2024, a $50 million ($67 million pre-tax) expense in Q2-2024 and a $313 million ($417 million pre-tax) expense in Q1-2024.

•	Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.

•

Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services in the prior year. Prior periods included $13 million ($18 million pre-tax) in Q3-2024, comprising interest expense of $14 million and non-interest expense of $4 million, and $12 million ($15 million pre-tax) in Q2-2024 and $11 million ($15 million pre-tax) in Q1-2024, both comprising interest expense of $14 million and non-interest expense of $1 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

•

Net accounting loss of $136 million ($164 million pre-tax) on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization in Q1-2024, recorded in non-interest revenue in Corporate Services.

Adjusting items in aggregate decreased net income by $69 million in the current quarter, compared with a decrease of $116 million in the prior year and a decrease of $84 million in the prior quarter. On a year-to-date basis, adjusting items in aggregate decreased net income by $304 million in the current year, compared with a decrease of $884 million in the prior year.

BMO Financial Group Third Quarter Report 2025 7

Non-GAAP and Other Financial Measures (1)

TABLE 2
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024	YTD-2025	YTD-2024

Reported Results

Net interest income	5,496	5,097	4,794	15,991	14,030
Non-interest revenue	3,492	3,582	3,398	10,942	9,808
Revenue	8,988	8,679	8,192	26,933	23,838
Provision for credit losses	(797)	(1,054)	(906)	(2,862)	(2,238)
Non-interest expense	(5,105)	(5,019)	(4,839)	(15,551)	(15,072)
Income before income taxes	3,086	2,606	2,447	8,520	6,528
Provision for income taxes	(756)	(644)	(582)	(2,090)	(1,505)
Net income	2,330	1,962	1,865	6,430	5,023
Dividends on preferred shares and distributions on other equity instruments	66	142	51	273	234
Net income attributable to non-controlling interest in subsidiaries	3	2	-	9	6
Net income available to common shareholders	2,261	1,818	1,814	6,148	4,783
Diluted EPS ($)	3.14	2.50	2.48	8.47	6.57

Adjusting Items Impacting Revenue (Pre-tax)
Legal provision/reversal (including related interest expense and legal fees)	-	-	(14)	-	(42)
Impact of loan portfolio sale	-	-	-	-	(164)
Impact of adjusting items on revenue (pre-tax)	-	-	(14)	-	(206)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs/reversal	(5)	2	(25)	(13)	(137)
Amortization of acquisition-related intangible assets	(93)	(109)	(107)	(308)	(326)
Legal provision/reversal (including related interest expense and legal fees)	-	-	(4)	-	(6)
FDIC special assessment	5	(5)	(6)	7	(490)
Impact of alignment of accounting policies	-	-	-	(96)	-
Impact of adjusting items on non-interest expense (pre-tax)	(93)	(112)	(142)	(410)	(959)
Impact of adjusting items on reported net income (pre-tax)	(93)	(112)	(156)	(410)	(1,165)

Adjusting Items Impacting Revenue (After-tax)
Legal provision/reversal (including related interest expense and legal fees)	-	-	(11)	-	(32)
Impact of loan portfolio sale	-	-	-	-	(136)
Impact of adjusting items on revenue (after-tax)	-	-	(11)	-	(168)

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs/reversal	(4)	1	(19)	(10)	(102)
Amortization of acquisition-related intangible assets	(69)	(81)	(79)	(229)	(242)
Legal provision/reversal (including related interest expense and legal fees)	-	-	(2)	-	(4)
FDIC special assessment	4	(4)	(5)	5	(368)
Impact of alignment of accounting policies	-	-	-	(70)	-
Impact of adjusting items on non-interest expense (after-tax)	(69)	(84)	(105)	(304)	(716)
Impact of adjusting items on reported net income (after-tax)	(69)	(84)	(116)	(304)	(884)
Impact on diluted EPS ($)	(0.09)	(0.12)	(0.16)	(0.42)	(1.21)

Adjusted Results

Net interest income	5,496	5,097	4,808	15,991	14,072
Non-interest revenue	3,492	3,582	3,398	10,942	9,972
Revenue	8,988	8,679	8,206	26,933	24,044
Provision for credit losses	(797)	(1,054)	(906)	(2,862)	(2,238)
Non-interest expense	(5,012)	(4,907)	(4,697)	(15,141)	(14,113)
Income before income taxes	3,179	2,718	2,603	8,930	7,693
Provision for income taxes	(780)	(672)	(622)	(2,196)	(1,786)
Net income	2,399	2,046	1,981	6,734	5,907
Net income available to common shareholders	2,330	1,902	1,930	6,452	5,667
Diluted EPS ($)	3.23	2.62	2.64	8.89	7.78

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.

8 BMO Financial Group Third Quarter Report 2025

Summary of Reported and Adjusted Results by Operating Segment

TABLE 3
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

Q3-2025

Reported net income (loss)	867	709	1,576	436	438	(120)	2,330	661
Dividends on preferred shares and distributions on other equity instruments	12	14	26	2	11	27	66	3
Net income attributable to non-controlling interest in subsidiaries	-	2	2	-	-	1	3	3
Net income (loss) available to common shareholders	855	693	1,548	434	427	(148)	2,261	655
Acquisition and integration costs/reversal (2)	-	-	-	3	-	1	4	1
Amortization of acquisition-related intangible assets	3	60	63	2	4	-	69	47
Impact of FDIC special assessment	-	-	-	-	-	(4)	(4)	(3)
Adjusted net income (loss) (3)	870	769	1,639	441	442	(123)	2,399	706
Adjusted net income (loss) available to common shareholders (3)	858	753	1,611	439	431	(151)	2,330	700

Q2-2025

Reported net income (loss)	782	546	1,328	361	431	(158)	1,962	515
Dividends on preferred shares and distributions on other equity instruments	11	14	25	3	10	104	142	3
Net income (loss) attributable to non-controlling interest in subsidiaries	-	5	5	-	-	(3)	2	1
Net income (loss) available to common shareholders	771	527	1,298	358	421	(259)	1,818	511
Acquisition and integration costs (2)	-	-	-	-	-	(1)	(1)	(1)
Amortization of acquisition-related intangible assets	4	72	76	2	3	-	81	54
Impact of FDIC special assessment	-	-	-	-	-	4	4	3
Adjusted net income (loss) (3)	786	618	1,404	363	434	(155)	2,046	571
Adjusted net income (loss) available to common shareholders (3)	775	599	1,374	360	424	(256)	1,902	567

Q3-2024

Reported net income (loss)	914	470	1,384	362	389	(270)	1,865	439
Dividends on preferred shares and distributions on other equity instruments	10	14	24	3	9	15	51	5
Net income (loss) attributable to non-controlling interest in subsidiaries	-	(3)	(3)	-	-	3	-	4
Net income (loss) available to common shareholders	904	459	1,363	359	380	(288)	1,814	430
Acquisition and integration costs (2)	2	-	2	-	1	16	19	11
Amortization of acquisition-related intangible assets	4	69	73	2	4	-	79	55
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	-	-	13	13	10
Impact of FDIC special assessment	-	-	-	-	-	5	5	3
Adjusted net income (loss) (3)	920	539	1,459	364	394	(236)	1,981	518
Adjusted net income (loss) available to common shareholders (3)	910	528	1,438	361	385	(254)	1,930	509

YTD-2025

Reported net income (loss)	2,543	1,835	4,378	1,166	1,456	(570)	6,430	1,815
Dividends on preferred shares and distributions on other equity instruments	35	43	78	7	31	157	273	9
Net income attributable to non-controlling interest in subsidiaries	-	7	7	-	-	2	9	7
Net income (loss) available to common shareholders	2,508	1,785	4,293	1,159	1,425	(729)	6,148	1,799
Acquisition and integration costs (2)	-	-	-	3	-	7	10	5
Amortization of acquisition-related intangible assets	10	202	212	6	11	-	229	153
Impact of FDIC special assessment	-	-	-	-	-	(5)	(5)	(4)
Impact of alignment of accounting policies	-	-	-	-	-	70	70	25
Adjusted net income (loss) (3)	2,553	2,037	4,590	1,175	1,467	(498)	6,734	1,994
Adjusted net income (loss) available to common shareholders (3)	2,518	1,987	4,505	1,168	1,436	(657)	6,452	1,978

(1)	U.S. segment comprises reported and adjusted results recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)

Acquisition and integration costs are recorded in non-interest expense in the related operating groups. Expenses related to the announced acquisition of Burgundy Asset Management Ltd. were recorded in BMO Wealth Management; expenses related to the acquisition of Bank of the West were recorded in Corporate Services; expenses related to the acquisition of Clearpool and Radicle were recorded in BMO Capital Markets; and expenses related to the acquisition of AIR MILES were recorded in Canadian P&C.

(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

BMO Financial Group Third Quarter Report 2025 9

Summary of Reported and Adjusted Results by Operating Segment (Continued)

TABLE 3 (Continued)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

YTD-2024

Reported net income (loss)	2,707	1,573	4,280	922	1,241	(1,420)	5,023	1,182
Dividends on preferred shares and distributions on other equity instruments	31	40	71	7	27	129	234	15
Net income attributable to non-controlling interest in subsidiaries	-	1	1	-	-	5	6	5
Net income (loss) available to common shareholders	2,676	1,532	4,208	915	1,214	(1,554)	4,783	1,162
Acquisition and integration costs (2)	5	-	5	-	13	84	102	67
Amortization of acquisition-related intangible assets	10	213	223	5	14	-	242	168
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	-	-	36	36	27
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	368	368	271
Adjusted net income (loss) (3)	2,722	1,786	4,508	927	1,268	(796)	5,907	1,817
Adjusted net income (loss) available to common shareholders (3)	2,691	1,745	4,436	920	1,241	(930)	5,667	1,797

(1)	U.S. segment comprises reported and adjusted results recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)

Acquisition and integration costs are recorded in non-interest expense in the related operating groups. Expenses related to the announced acquisition of Burgundy Asset Management Ltd. were recorded in BMO Wealth Management; expenses related to the acquisition of Bank of the West were recorded in Corporate Services; expenses related to the acquisition of Clearpool and Radicle were recorded in BMO Capital Markets; and expenses related to the acquisition of AIR MILES were recorded in Canadian P&C.

(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

Return on Equity and Return on Tangible Common Equity

TABLE 4
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024	YTD-2025	YTD-2024
Reported net income	2,330	1,962	1,865	6,430	5,023
Net income attributable to non-controlling interest in subsidiaries	3	2	-	9	6
Net income attributable to bank shareholders	2,327	1,960	1,865	6,421	5,017
Dividends on preferred shares and distributions on other equity instruments	66	142	51	273	234
Net income available to common shareholders (A)	2,261	1,818	1,814	6,148	4,783
After-tax amortization of acquisition-related intangible assets	69	81	79	229	242
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	2,330	1,899	1,893	6,377	5,025
After-tax impact of other adjusting items (1)	-	3	37	75	642
Adjusted net income available to common shareholders (C)	2,330	1,902	1,930	6,452	5,667
Average common shareholders’ equity (D)	77,048	79,288	72,305	77,996	70,750
Goodwill	(16,536)	(17,089)	(16,519)	(16,943)	(16,369)
Acquisition-related intangible assets	(2,234)	(2,400)	(2,617)	(2,382)	(2,685)
Net of related deferred tax liabilities	935	986	923	976	970
Average tangible common equity (E)	59,213	60,785	54,092	59,647	52,666
Return on equity (%) (= A/D) (2)	11.6	9.4	10.0	10.5	9.0
Adjusted return on equity (%) (= C/D) (2)	12.0	9.8	10.6	11.1	10.7
Return on tangible common equity (%) (= B/E) (2)	15.6	12.8	13.9	14.3	12.7
Adjusted return on tangible common equity (%) (= C/E) (2)	15.6	12.8	14.2	14.5	14.4

(1)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

10 BMO Financial Group Third Quarter Report 2025

Return on Equity by Operating Segment (1)

TABLE 5
	Q3-2025
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income (loss) available to common shareholders	855	693	1,548	434	427	(148)	2,261	655
Total average common equity	16,764	34,317	51,081	4,973	13,586	7,408	77,048	32,462
Return on equity (%)	20.2	8.0	12.0	34.6	12.5	na	11.6	8.0

Adjusted (3)

Net income (loss) available to common shareholders	858	753	1,611	439	431	(151)	2,330	700
Total average common equity	16,764	34,317	51,081	4,973	13,586	7,408	77,048	32,462
Return on equity (%)	20.3	8.7	12.5	35.0	12.6	na	12.0	8.6

	Q2-2025
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income (loss) available to common shareholders	771	527	1,298	358	421	(259)	1,818	511
Total average common equity	16,760	35,461	52,221	5,092	13,931	8,044	79,288	32,706
Return on equity (%)	18.9	6.1	10.2	28.9	12.4	na	9.4	6.4

Adjusted (3)

Net income (loss) available to common shareholders	775	599	1,374	360	424	(256)	1,902	567
Total average common equity	16,760	35,461	52,221	5,092	13,931	8,044	79,288	32,706
Return on equity (%)	19.0	6.9	10.8	29.1	12.5	na	9.8	7.1

	Q3-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income (loss) available to common shareholders	904	459	1,363	359	380	(288)	1,814	430
Total average common equity	16,104	33,303	49,407	4,823	13,232	4,843	72,305	31,701
Return on equity (%)	22.3	5.5	11.0	29.7	11.4	na	10.0	5.5

Adjusted (3)

Net income (loss) available to common shareholders	910	528	1,438	361	385	(254)	1,930	509
Total average common equity	16,104	33,303	49,407	4,823	13,232	4,843	72,305	31,701
Return on equity (%)	22.4	6.3	11.6	29.8	11.6	na	10.6	6.5

	YTD-2025
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income (loss) available to common shareholders	2,508	1,785	4,293	1,159	1,425	(729)	6,148	1,799
Total average common equity	16,679	35,280	51,959	5,024	13,688	7,325	77,996	32,605
Return on equity (%)	20.1	6.8	11.0	30.8	13.9	na	10.5	7.4

Adjusted (3)

Net income (loss) available to common shareholders	2,518	1,987	4,505	1,168	1,436	(657)	6,452	1,978
Total average common equity	16,679	35,280	51,959	5,024	13,688	7,325	77,996	32,605
Return on equity (%)	20.2	7.5	11.6	31.1	14.0	na	11.1	8.1

	YTD-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income (loss) available to common shareholders	2,676	1,532	4,208	915	1,214	(1,554)	4,783	1,162
Total average common equity	15,901	33,210	49,111	4,746	13,148	3,745	70,750	31,769
Return on equity (%)	22.5	6.2	11.4	25.7	12.3	na	9.0	4.9

Adjusted (3)

Net income (loss) available to common shareholders	2,691	1,745	4,436	920	1,241	(930)	5,667	1,797
Total average common equity	15,901	33,210	49,111	4,746	13,148	3,745	70,750	31,769
Return on equity (%)	22.6	7.0	12.1	25.9	12.6	na	10.7	7.6

(1)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities, with unallocated capital reported in Corporate Services. Capital allocation methodologies are reviewed at least annually. For further information, refer to the How BMO Reports Operating Group Results section. Return on equity ratios are presented on an annualized basis.

(2)	U.S. segment comprises reported and adjusted results and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

 na – not applicable

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2025 11

Foreign Exchange

TABLE 6
	Q3-2025		YTD-2025
(Canadian $ in millions, except as noted)	vs. Q3-2024	vs. Q2-2025	vs. YTD-2024
Canadian/U.S. dollar exchange rate (average)
Current period	1.3730	1.3730	1.4077
Prior period	1.3705	1.4203	1.3574

Effects on U.S. segment reported results

Increased (Decreased) net interest income	4	(85)	241
Increased (Decreased) non-interest revenue	2	(38)	142
Increased (Decreased) total revenue	6	(123)	383
Decreased (Increased) provision for credit losses	(1)	14	(41)
Decreased (Increased) non-interest expense	(4)	78	(270)
Decreased (Increased) provision for income taxes	-	7	(12)
Increased (Decreased) net income	1	(24)	60
Impact on earnings per share ($)	-	(0.03)	0.08

Effects on U.S. segment adjusted results

Increased (Decreased) net interest income	4	(85)	243
Increased (Decreased) non-interest revenue	3	(38)	148
Increased (Decreased) total revenue	7	(123)	391
Decreased (Increased) provision for credit losses	(1)	14	(41)
Decreased (Increased) non-interest expense	(4)	74	(236)
Decreased (Increased) provision for income taxes	(1)	8	(23)
Increased (Decreased) net income	1	(27)	91
Impact on earnings per share ($)	-	(0.04)	0.12

 Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment reported and adjusted results. Our U.S. segment comprises reported and adjusted results recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars decreased in the third quarter of fiscal 2025, relative to the second quarter of fiscal 2025 and increased relative to the third quarter of fiscal 2024, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during fiscal 2025 and fiscal 2024. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2024 Annual MD&A for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income

Q3 2025 vs. Q3 2024

Reported net income was $2,330 million, an increase of $465 million or 25% from the prior year, and adjusted net income was $2,399 million, an increase of $418 million or 21%. Reported earnings per share (EPS) was $3.14, an increase of $0.66 from the prior year, and adjusted EPS was $3.23, an increase of $0.59.

The increase in reported and adjusted net income reflected higher revenue and a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted net income increased in U.S. P&C, BMO Wealth Management and BMO Capital Markets, and decreased in Canadian P&C. Corporate Services recorded a lower net loss on both a reported and an adjusted basis.

Q3 2025 vs. Q2 2025

Reported net income increased $368 million or 19% from the prior quarter, and adjusted net income increased $353 million or 17%. Reported EPS increased $0.64 from the prior quarter, and adjusted EPS increased $0.61, due to higher net income and lower dividends on preferred shares and distributions on other equity instruments.

The increase in reported and adjusted net income reflected higher revenue and a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted net income increased across all operating segments. Corporate Services recorded a lower net loss on both a reported basis and an adjusted basis.

Q3 YTD 2025 vs. Q3 YTD 2024

Reported net income was $6,430 million, an increase of $1,407 million or 28% from the prior year, and adjusted net income was $6,734 million, an increase of $827 million or 14%. Reported EPS was $8.47, an increase of $1.90 from the prior year, and adjusted EPS was $8.89, an increase of $1.11.

The increase in reported results included the impact of the FDIC special assessment and a net accounting loss on the sale of a portfolio of recreation vehicles in the prior year, as well as lower acquisition and integration-related costs, partially offset by the impact of aligning accounting policies for employee vacation across legal entities in the current year. Reported and adjusted results increased due to higher revenue, partially offset by higher expenses and a higher

12 BMO Financial Group Third Quarter Report 2025

provision for credit losses. Reported and adjusted net income increased in U.S. P&C, BMO Wealth Management and BMO Capital Markets, partially offset by a decrease in Canadian P&C. Corporate Services recorded a lower net loss on both a reported basis and an adjusted basis.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Net Income section.

Revenue

Q3 2025 vs. Q3 2024

Reported and adjusted revenue was $8,988 million, an increase of $796 million or 10% from the prior year on a reported basis, and an increase of $782 million or 10% on an adjusted basis. Reported and adjusted revenue increased across all operating segments and in Corporate Services.

Reported and adjusted net interest income was $5,496 million, an increase of $702 million or 15% from the prior year on a reported basis, and an increase of $688 million or 14% on an adjusted basis, driven by higher net interest margin, balance growth in Canadian P&C and BMO Wealth Management, higher trading-related net interest income and higher net interest income in Corporate Services. Trading-related net interest income was $325 million, an increase of $243 million from the prior year.

BMO’s overall reported net interest margin of 1.69% increased 17 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income and trading and insurance assets was 1.99%, an increase of 16 basis points, primarily due to higher deposit and loan margins, and higher net interest income and lower low-yielding assets in Corporate Services.

Reported and adjusted non-interest revenue was $3,492 million, an increase of $94 million or 3% from the prior year, driven by higher underwriting and advisory, wealth management and deposit fee revenue, as well as a gain on the sale of a non-strategic portfolio of insurance contracts, partially offset by lower trading revenue and lending fee revenue. Trading non-interest revenue of $406 million decreased $216 million from the prior year, offset in net interest income.

Q3 2025 vs. Q2 2025

Reported and adjusted revenue increased $309 million or 4% from the prior quarter. The impact of the weaker U.S. dollar decreased revenue by 1%. Revenue increased in Canadian P&C, BMO Wealth Management, Corporate Services and U.S. P&C, and was relatively unchanged in BMO Capital Markets.

Net interest income increased $399 million or 8% from the prior quarter, driven by higher trading-related net interest income, the impact of three additional days in the current quarter and higher net interest income in Corporate Services, partially offset by the impact of the weaker U.S. dollar. Trading-related net interest income increased $261 million from the prior quarter.

BMO’s overall reported net interest margin increased 9 basis points from the prior quarter. Adjusted net interest margin, excluding trading-related net interest income and trading and insurance assets increased 2 basis points, primarily due to higher net interest income and lower low-yielding assets in Corporate Services, partially offset by lower contribution from U.S. P&C.

Reported and adjusted non-interest revenue decreased $90 million or 2% from the prior quarter, due to lower trading revenue and the impact of the weaker U.S. dollar, partially offset by lower markdowns on fair value loans and higher net gains on investments compared with the prior quarter, and higher wealth management and underwriting and advisory fee revenue. The quarter also benefitted from the gain on the portfolio sale noted above, while the prior quarter included a loss on the strategic sale of a non-relationship U.S. credit card portfolio. Trading non-interest revenue decreased $413 million from the prior quarter.

Q3 YTD 2025 vs. Q3 YTD 2024

Reported and adjusted revenue was $26,933 million, an increase of $3,095 million or 13% from the prior year on a reported basis, and $2,889 million or 12% on an adjusted basis. The impact of the stronger U.S. dollar increased revenue by 2% on both a reported and an adjusted basis. Reported revenue in the prior year was impacted by the net accounting loss on the sale of a portfolio of recreational vehicle loans. Revenue increased across all operating segments and in Corporate Services.

Reported and adjusted net interest income was $15,991 million, an increase of $1,961 million or 14% from the prior year on a reported basis, and an increase of $1,919 million or 14% on an adjusted basis. The increase was driven by higher net interest margin, balance growth in Canadian P&C and BMO Wealth Management, higher trading-related net interest income and higher net interest income in Corporate Services, as well as the impact of the stronger U.S. dollar. Trading-related net interest income was $659 million, an increase of $435 million from the prior year.

BMO’s overall reported net interest margin of 1.64% increased 11 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income and trading and insurance assets of 1.96% increased 13 basis points, primarily due to higher loan and deposit margins and higher net interest income and lower low-yielding assets in Corporate Services.

Reported and adjusted non-interest revenue was $10,942 million, an increase of $1,134 million or 12% from the prior year on a reported basis, and an increase of $970 million or 10% on an adjusted basis, with increases across most categories, including higher wealth management fee revenue, trading revenue, underwriting and advisory and deposit fee revenue, and the impact of the stronger U.S. dollar, partially offset by lower lending fee revenue, including the impact of the transition of bankers’ acceptances exposures to loans, and higher markdowns on fair value loans. Trading non-interest revenue of $2,027 million increased $346 million from the prior year.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Revenue section.

BMO Financial Group Third Quarter Report 2025 13

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

TABLE 7
	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024	Q3-2025	Q2-2025	Q3-2024	Q3-2025	Q2-2025	Q3-2024
Canadian P&C	2,459	2,359	2,253	343,805	341,885	323,485	284	283	277
U.S. P&C	2,105	2,122	2,056	214,154	223,071	219,443	390	390	373
Personal and Commercial Banking (P&C)	4,564	4,481	4,309	557,959	564,956	542,928	325	325	316
All other operating groups and Corporate Services	932	616	485	729,856	743,818	716,049	na	na	na
Total reported	5,496	5,097	4,794	1,287,815	1,308,774	1,258,977	169	160	152
Total adjusted	5,496	5,097	4,808	1,287,815	1,308,774	1,258,977	169	160	152
Trading net interest income and trading and insurance assets	325	64	82	257,313	262,362	232,618	na	na	na
Total reported, excluding trading and insurance	5,171	5,033	4,712	1,030,502	1,046,412	1,026,359	199	197	183
Total adjusted, excluding trading and insurance	5,171	5,033	4,726	1,030,502	1,046,412	1,026,359	199	197	183
U.S. P&C (US$ in millions)	1,533	1,495	1,500	155,974	157,057	160,119	390	390	373

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	YTD-2025		YTD-2024	YTD-2025		YTD-2024	YTD-2025		YTD-2024
Canadian P&C	7,203		6,548	341,670		314,451	282		278
U.S. P&C	6,432		6,108	221,462		215,797	388		378
Personal and Commercial Banking (P&C)	13,635		12,656	563,132		530,248	324		319
All other operating groups and Corporate Services	2,356		1,374	742,207		693,122	na		na
Total reported	15,991		14,030	1,305,339		1,223,370	164		153
Total adjusted	15,991		14,072	1,305,339		1,223,370	164		154
Trading net interest income and trading and insurance assets	659		224	261,209		213,090	na		na
Total reported, excluding trading and insurance	15,332		13,806	1,044,130		1,010,280	196		183
Total adjusted, excluding trading and insurance	15,332		13,848	1,044,130		1,010,280	196		183
U.S. P&C (US$ in millions)	4,569		4,500	157,301		158,976	388		378

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section in BMO’s 2024 Annual MD&A.

(3)

Average earning assets represents the daily average balance of interest bearing deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreement, securities and loans over the period.

 na – not applicable

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Total Provision for Credit Losses

TABLE 8
(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank

Q3-2025

Provision for credit losses on impaired loans	489	240	729	2	33	9	773
Provision (recovery of provision) for credit losses on performing loans	76	(69)	7	1	23	(7)	24
Total provision (recovery of provision) for credit losses	565	171	736	3	56	2	797
Total PCL-to-average net loans and acceptances (%) (1)	0.66	0.34	0.54	0.03	0.27	nm	0.47
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.57	0.47	0.53	0.02	0.16	nm	0.45

Q2-2025

Provision for credit losses on impaired loans	476	247	723	2	28	12	765
Provision (recovery of provision) for credit losses on performing loans	132	87	219	6	73	(9)	289
Total provision (recovery of provision) for credit losses	608	334	942	8	101	3	1,054
Total PCL-to-average net loans and acceptances (%) (1)	0.74	0.66	0.70	0.07	0.51	nm	0.63
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.49	0.54	0.01	0.13	nm	0.46

Q3-2024

Provision for credit losses on impaired loans	353	368	721	1	92	14	828
Provision (recovery of provision) for credit losses on performing loans	35	26	61	(10)	36	(9)	78
Total provision (recovery of provision) for credit losses	388	394	782	(9)	128	5	906
Total PCL-to-average net loans and acceptances (%) (1)	0.48	0.76	0.59	(0.08)	0.61	nm	0.54
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.43	0.71	0.54	0.01	0.44	nm	0.50

YTD-2025

Provision for credit losses on impaired loans	1,456	799	2,255	5	96	41	2,397
Provision (recovery of provision) for credit losses on performing loans	259	120	379	6	107	(27)	465
Total provision (recovery of provision) for credit losses	1,715	919	2,634	11	203	14	2,862
Total PCL-to-average net loans and acceptances (%) (1)	0.68	0.59	0.64	0.03	0.32	nm	0.56
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.51	0.55	0.01	0.15	nm	0.47

YTD-2024

Provision for credit losses on impaired loans	886	839	1,725	10	164	60	1,959
Provision (recovery of provision) for credit losses on performing loans	195	126	321	(13)	(6)	(23)	279
Total provision (recovery of provision) for credit losses	1,081	965	2,046	(3)	158	37	2,238
Total PCL-to-average net loans and acceptances (%) (1)	0.45	0.63	0.52	(0.01)	0.25	nm	0.46
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.37	0.55	0.44	0.03	0.26	nm	0.40

(1)	PCL ratios are presented on an annualized basis.

 nm – not meaningful

14 BMO Financial Group Third Quarter Report 2025

Q3 2025 vs. Q3 2024

Total provision for credit losses was $797 million, compared with a provision of $906 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 47 basis points, compared with 54 basis points in the prior year. The provision for credit losses on impaired loans was $773 million, a decrease of $55 million, largely due to lower provisions in U.S. Commercial Banking and BMO Capital Markets, partially offset by higher provisions in Canadian unsecured consumer lending and Canadian Commercial Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 45 basis points, compared with 50 basis points in the prior year. There was a $24 million provision for credit losses on performing loans, compared with a $78 million provision in the prior year. The provision for credit losses on performing loans in the current quarter reflected an improvement in the macro-economic scenarios, as well as lower balances in certain portfolios, which were more than offset by uncertainty in credit conditions and portfolio credit migration.

Q3 2025 vs. Q2 2025

Total provision for credit losses decreased $257 million from the prior quarter, due to a lower provision on performing loans. The provision for credit losses on impaired loans increased $8 million, primarily due to higher provisions in Canadian unsecured consumer lending, partially offset by lower provisions in Canadian Commercial Banking and U.S. Commercial Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 45 basis points, compared with 46 basis points in the prior quarter. There was a $24 million provision for credit losses on performing loans, compared with a $289 million provision in the prior quarter.

Q3 YTD 2025 vs. Q3 YTD 2024

Total provision for credit losses was $2,862 million, compared with a provision of $2,238 million in the prior year. The total provision for credit losses ratio was 56 basis points, compared with 46 basis points in the prior year. The provision for credit losses on impaired loans was $2,397 million, an increase of $438 million from the prior year, primarily due to higher provisions in Canadian Commercial Banking and unsecured consumer lending, partially offset by lower provisions in BMO Capital Markets and U.S. Commercial Banking. The provision for credit losses on impaired loans ratio was 47 basis points, compared with 40 basis points in the prior year. There was a $465 million provision for credit losses on performing loans in the current year, compared with a $279 million provision in the prior year.

Impaired Loans

TABLE 9
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024	YTD-2025	YTD-2024
GIL, beginning of period	6,739	6,954	5,260	5,843	3,960
Classified as impaired during the period	1,796	1,771	1,847	5,940	5,201
Transferred to not impaired during the period	(415)	(440)	(269)	(1,219)	(796)
Net repayments	(655)	(731)	(317)	(2,002)	(1,048)
Amounts written-off	(442)	(543)	(451)	(1,409)	(1,213)
Disposals of loans	(89)	(65)	(37)	(156)	(58)
Foreign exchange and other movements	17	(207)	8	(46)	(5)
GIL, end of period	6,951	6,739	6,041	6,951	6,041
GIL to gross loans and acceptances (%)	1.02	0.99	0.89	1.02	0.89

Total gross impaired loans and acceptances (GIL) were $6,951 million, an increase from $6,739 million in the prior quarter, driven by higher impaired loans in Canadian Commercial Banking, primarily in the commercial real estate sector. GIL as a percentage of gross loans and acceptances increased modestly to 1.02% from 0.99% in the prior quarter.

Loans classified as impaired during the quarter were $1,796 million, an increase from $1,771 million in the prior quarter, reflecting higher formations in business and government lending.

Factors contributing to the change in GIL are outlined in the table above.

BMO Financial Group Third Quarter Report 2025 15

Non-Interest Expense

Q3 2025 vs. Q3 2024

Reported non-interest expense was $5,105 million, an increase of $266 million or 5% from the prior year, and adjusted non-interest expense was $5,012 million, an increase of $315 million or 7%.

Reported results included lower acquisition and integration costs and lower amortization of acquisition-related intangible assets. Adjusted non-interest expense increased, primarily due to higher employee-related expenses, including performance-based compensation, and higher computer and equipment costs.

Reported efficiency ratio was 56.8%, compared with 59.1% in the prior year, and adjusted efficiency ratio was 55.8%, compared with 57.3%. Reported operating leverage was positive 4.2% and adjusted operating leverage was positive 2.9%.

Q3 2025 vs. Q2 2025

Reported non-interest expense increased $86 million or 2% from the prior quarter, and adjusted non-interest expense increased $105 million or 2%. The impact of the weaker U.S. dollar decreased non-interest expense by 2% on both a reported basis and an adjusted basis.

Reported non-interest expense included lower amortization of acquisition-related intangible assets. The increase in adjusted non-interest expense was primarily due to higher employee-related expenses, including performance-based compensation, partially offset by the impact of the weaker U.S. dollar.

Q3 YTD 2025 vs. Q3 YTD 2024

Reported non-interest expense was $15,551 million, an increase of $479 million or 3% from the prior year, and adjusted non-interest expense was $15,141 million, an increase of $1,028 million or 7%. The impact of the stronger U.S. dollar increased non-interest expense by 2% on both a reported and an adjusted basis.

Reported results reflected the impact of the FDIC special assessment expense in the prior year and lower acquisition and integration costs, partially offset by the impact of the alignment of accounting policies for employee vacation across legal entities in the current year. The increase in adjusted non-interest expense was driven by higher employee-related expenses, including performance-based compensation, higher computer and equipment costs, premises costs and professional fees, as well as the impact of the stronger U.S. dollar.

The reported efficiency ratio was 57.7%, compared with 63.2% in the prior year. The adjusted efficiency ratio was 56.2%, compared with 58.7% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Non-Interest Expense section.

Provision for Income Taxes

The reported provision for income taxes was $756 million, an increase of $174 million from the prior year, and an increase of $112 million from the prior quarter. The reported effective tax rate was 24.5%, compared with 23.8% in the prior year and 24.7% in the prior quarter. The adjusted provision for income taxes was $780 million, an increase of $158 million from the prior year, and an increase of $108 million from the prior quarter. The adjusted effective tax rate was 24.5%, compared with 23.9% in the prior year and 24.7% in the prior quarter.

The change in the reported and adjusted effective tax rate relative to the prior year was primarily due to earnings mix, including the impact of lower income in the prior year and the impact of the Global Minimum Tax Act (GMTA) in the current year. For further information on the GMTA, refer to Note 11 of the unaudited interim consolidated financial statements.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Provision for Income Taxes section.

16 BMO Financial Group Third Quarter Report 2025

Balance Sheet

TABLE 10
(Canadian $ in millions)	As at July 31, 2025	As at October 31, 2024

Assets

Cash and cash equivalents and interest bearing deposits with banks	62,794	68,738
Securities	399,758	396,880
Securities borrowed or purchased under resale agreements	128,279	110,907
Net loans and acceptances	677,585	678,375
Derivative instruments	44,197	47,253
Other assets	118,940	107,494
Total assets	1,431,553	1,409,647

Liabilities and Equity

Deposits	955,363	982,440
Derivative instruments	51,452	58,303
Securities lent or sold under repurchase agreements	126,759	110,791
Other liabilities	202,748	165,450
Subordinated debt	8,466	8,377
Equity	86,723	84,250
Non-controlling interest in subsidiaries	42	36
Total liabilities and equity	1,431,553	1,409,647

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Total assets were $1,431.6 billion as at July 31, 2025, an increase of $21.9 billion from October 31, 2024. The impact of the weaker U.S. dollar decreased assets by $3.3 billion, excluding the impact on derivative assets.

Cash and cash equivalents and interest bearing deposits with banks decreased $5.9 billion, due to lower balances held with central banks.

Securities increased $2.9 billion, primarily due to higher levels of client activity in BMO Capital Markets, partially offset by the impact of the weaker U.S. dollar and lower balances in Corporate Services.

Securities borrowed or purchased under resale agreements increased $17.4 billion, due to higher levels of client activity in BMO Capital Markets.

Net loans and acceptances decreased $0.8 billion, due to the impact of the weaker U.S. dollar. Business and government loans and acceptances decreased $3.4 billion, primarily due to lower balances in U.S. P&C and the impact of the weaker U.S. dollar, partially offset by higher balances in Canadian P&C. Consumer instalment and other personal were relatively unchanged and credit card balances decreased $0.6 billion. Residential mortgages increased $4.1 billion.

Derivative assets decreased $3.1 billion, driven by a decrease in the fair value of equity and interest rate contracts, partially offset by an increase in the fair value of foreign exchange contracts.

Other assets increased $11.4 billion, primarily in BMO Capital Markets, due to changes in the balance of unsettled securities transactions and higher cash collateral balances posted with counterparties.

Liabilities increased $19.4 billion from October 31, 2024. The impact of the weaker U.S. dollar decreased liabilities by $3.0 billion, excluding the impact on derivative liabilities.

Deposits decreased $27.1 billion. Customer deposits decreased $10.3 billion, with lower balances in U.S. P&C reflecting the impact of deposit optimization activities, Canadian P&C and the impact of the weaker U.S. dollar, partially offset by higher balances in BMO Wealth Management and BMO Capital Markets. Other deposits decreased $16.8 billion, due to lower wholesale funding in Corporate Services, lower balances in Global Markets and the impact of the weaker U.S. dollar.

Derivative liabilities decreased $6.9 billion, driven by a decrease in the fair value of equity and interest rate contracts.

Securities lent or sold under repurchase agreements increased $16.0 billion, due to higher levels of client activity in BMO Capital Markets.

Other liabilities increased $37.3 billion, primarily in BMO Capital Markets, due to an increase in securities sold but not yet purchased, changes in the balance of unsettled securities transactions and higher securitization liabilities, partially offset by lower balances in Corporate Services.

Subordinated debt was relatively unchanged, reflecting an issuance in the second quarter, net of a redemption in the current quarter.

Equity increased $2.5 billion from October 31, 2024. Accumulated other comprehensive income increased $0.7 billion, primarily due to a decline in accumulated other comprehensive loss on cash flow hedges, partially offset by losses on remeasurement of own credit risk on financial liabilities designated at fair value. Retained earnings increased $1.1 billion, as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments and the repurchase of common shares for cancellation under the normal course issuer bid (NCIB). Preferred shares and other equity instruments increased $1.1 billion, due to the issuance of Limited Recourse Capital Notes, Series 6 (non-viability contingent capital (NVCC)) in the current quarter, partially offset by a redemption of our Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31 (NVCC). Common shares decreased $0.4 billion, due to the repurchase of common shares for cancellation under the NCIB, partially offset by the issuance of common shares under the Amended and Restated Stock Option Plan.

Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

BMO Financial Group Third Quarter Report 2025 17

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2024 Annual Report.

Third Quarter 2025 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.5% as at July 31, 2025, relatively unchanged from the second quarter of 2025, as internal capital generation was offset by the impact of the purchase of common shares for cancellation under BMO’s normal course issuer bid (NCIB) and higher source currency risk-weighted assets (RWA).

CET1 Capital was $57.9 billion as at July 31, 2025, an increase from $57.4 billion as at April 30, 2025, with internal capital generation, unrealized gains on securities fair valued through other comprehensive income and the impact of foreign exchange movements, partially offset by the impact of the shares purchased under the NCIB.

RWA were $430.1 billion as at July 31, 2025, an increase from $425.1 billion as at April 30, 2025. RWA increased due to higher credit risk, higher operational risk and the impact of foreign exchange movements, partially offset by lower market risk. The increase in credit risk primarily reflects changes in asset quality, partially offset by a decrease in asset size.

In calculating regulatory capital ratios, total RWA must be increased when a capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at July 31, 2025, unchanged from April 30, 2025.

The bank’s Tier 1 and Total Capital Ratios were 15.5% and 17.8%, respectively, as at July 31, 2025, compared with 15.3% and 17.9%, respectively, as at April 30, 2025. The Tier 1 Capital Ratio was higher, due to the same factors noted above for the CET1 Ratio and the issuance of US$1,000 million Limited Recourse Capital Notes, Series 6 (non-viability contingent capital (NVCC)), partially offset by the announced $200 million preferred share Series 33 (NVCC) redemption. The Total Capital Ratio was lower, as it was also impacted by the redemption of $1,250 million of subordinated notes (NVCC).

BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S. dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We manage the impact of foreign exchange movements on RWA and capital deductions on our capital ratios, and during the current quarter, this impact was largely offset.

Our Leverage Ratio was 4.5% as at July 31, 2025, an increase from 4.4% at the end of the second quarter of 2025, driven by higher Tier 1 Capital.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 29.5% and 8.5%, respectively, as at July 31, 2025, compared with 29.9% and 8.5%, respectively, as at April 30, 2025.

Regulatory Capital Developments

On June 26, 2025, the Office of the Superintendent of Financial Institutions (OSFI) announced that the Domestic Stability Buffer (DSB) will remain at 3.5%.

On February 12, 2025, OSFI announced the deferral of increases to the capital floor adjustment factor, currently at 67.5%, until further notice. Banks will be notified at least two years prior to any increases in the capital floor adjustment factor being resumed.

For a discussion on other regulatory developments, refer to the Enterprise-Wide Capital Management section of BMO’s 2024 Annual Report.

Regulatory Capital, Leverage and Total Loss Absorbing Capacity

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS), and include OSFI’s CAR Guideline and the Leverage Requirements (LR) Guideline. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information, refer to the Enterprise-Wide Capital Management section of BMO’s 2024 Annual Report.

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

TABLE 11
(% of risk-weighted assets or leverage exposures)	Minimum capital, leverage and TLAC requirements	Total Pillar 1 Capital buffer (1)	Tier 1 Capital buffer (2)	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at July 31, 2025
Common Equity Tier 1 Ratio	4.5%	3.5%	na	3.5%	11.5%	13.5%
Tier 1 Capital Ratio	6.0%	3.5%	na	3.5%	13.0%	15.5%
Total Capital Ratio	8.0%	3.5%	na	3.5%	15.0%	17.8%
TLAC Ratio	21.5%	na	na	3.5%	25.0%	29.5%
Leverage Ratio	3.0%	na	0.5%	na	3.5%	4.5%
TLAC Leverage Ratio	6.75%	na	0.5%	na	7.25%	8.5%

(1)

The minimum CET1 Ratio requirement of 4.5% is augmented by the 3.5% Total Pillar 1 Capital buffers, which can absorb losses during periods of stress. Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for domestic systemically important banks (D-SIBs) of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the quarter). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)	D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for the Leverage and TLAC Leverage Ratios.
(3)

OSFI requires all D-SIBs to hold a DSB against Pillar 2 risks associated with systemic vulnerabilities. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan, and would expect for the plan to be executed in a timely manner. Banks may be required to hold additional buffers that are applicable to capital, leverage and TLAC ratios.

 na – not applicable

18 BMO Financial Group Third Quarter Report 2025

Regulatory Capital and TLAC Position

TABLE 12
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024
Gross common equity (1)	77,567	78,008	74,439
Regulatory adjustments applied to common equity	(19,643)	(20,603)	(18,834)
Common Equity Tier 1 Capital (CET1)	57,924	57,405	55,605
Additional Tier 1 Eligible Capital (2)	8,956	7,787	8,087
Regulatory adjustments applied to Tier 1 Capital	(160)	(85)	(94)
Additional Tier 1 Capital (AT1)	8,796	7,702	7,993
Tier 1 Capital (T1 = CET1 + AT1)	66,720	65,107	63,598
Tier 2 Eligible Capital (3)	9,744	10,880	9,994
Regulatory adjustments applied to Tier 2 Capital	(11)	(6)	(62)
Tier 2 Capital (T2)	9,733	10,874	9,932
Total Capital (TC = T1 + T2)	76,453	75,981	73,530
Other TLAC instruments (4)	50,427	51,424	48,650
Adjustments applied to Other TLAC	(71)	(140)	(127)
Other TLAC available after adjustments	50,356	51,284	48,523
TLAC	126,809	127,265	122,053
Risk-Weighted Assets (5)	430,134	425,066	428,860
Leverage Ratio Exposures	1,489,621	1,490,551	1,480,736
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	13.5	13.5	13.0
Tier 1 Capital Ratio	15.5	15.3	14.8
Total Capital Ratio	17.8	17.9	17.1
TLAC Ratio	29.5	29.9	28.5
Leverage Ratio	4.5	4.4	4.3
TLAC Leverage Ratio	8.5	8.5	8.2

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)

Institutions using one of the internal model-based approaches for credit risk, counterparty credit risk, or market risk are subject to a capital floor requirement that is applied to RWA, as prescribed in OSFI’s CAR Guideline.

Outstanding Shares and Securities Convertible into Common Shares (1)

TABLE 13
As at July 31, 2025	Number of shares	Amount (in millions)

Common shares	716,306,770	$23,554

Class B Preferred shares (2)

Series 33	8,000,000	$200
Series 44	16,000,000	$400
Series 50	500,000	$500
Series 52	650,000	$650

Other Equity Instruments (2)

4.800% Additional Tier 1 Capital Notes (3)		US$500
4.300% Limited Recourse Capital Notes, Series 1 (LRCNs)		$1,250
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)		$750
7.325% Limited Recourse Capital Notes, Series 3 (LRCNs)		$1,000
7.700% Limited Recourse Capital Notes, Series 4 (LRCNs)		US$1,000
7.300% Limited Recourse Capital Notes, Series 5 (LRCNs)		US$750
6.875% Limited Recourse Capital Notes, Series 6 (LRCNs)		US$1,000

Medium-Term Notes

3.803% Subordinated Notes due 2032		US$1,250
Series K - First Tranche		$1,000
3.088% Subordinated Notes due 2037		US$1,250
Series L - First Tranche		$750
Series M - First Tranche		$1,150
Series M - Second Tranche		$1,000
Series N - First Tranche		$1,250

Stock options

Vested	2,791,106
Non-vested	3,481,506

(1)

Details on the Medium-Term Notes are outlined in Note 16 of the audited consolidated financial statements of BMO’s 2024 Annual Report. Details on share capital and other equity instruments are outlined in Note 6 of the unaudited interim consolidated financial statements and Note 17 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

(2)

Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares 53, Preferred Shares 54, and Preferred Shares 55 for Series 1, Series 2, Series 3, Series 4, Series 5, and Series 6 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(3)	The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.

If a NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 4.7 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

BMO Financial Group Third Quarter Report 2025 19

Other Capital Developments

On August 25, 2025, we redeemed all of our outstanding 8 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 33 (NVCC) for an aggregate total of $200 million.

On July 29, 2025, we issued US$1,000 million 6.875% Limited Recourse Capital Notes, Series 6 (NVCC). This issuance is classified as equity and forms part of our Additional Tier 1 Capital.

On June 17, 2025, we redeemed all of our outstanding $1,250 million 2.077% Series J Medium-Term Notes Second Tranche (NVCC) at par, plus accrued and unpaid interest to, but excluding, the redemption date.

On March 5, 2025, we issued $1,250 million 4.077% Series N Medium-Term Notes First Tranche (NVCC) through our Canadian Medium-Term Note Program.

On January 17, 2025, we announced a NCIB to purchase up to 20 million of our common shares for cancellation commencing on January 22, 2025, and ending no later than January 21, 2026. The timing and amount of purchases under the NCIB are determined by management, based on factors such as market conditions and capital levels. We also established an automatic securities purchase plan related to the NCIB under which our broker may purchase our common shares pursuant to the NCIB within a defined set of criteria. During the three months ended July 31, 2025, we purchased for cancellation 6 million common shares under the NCIB, at an average price of $146.11 per share for a total amount of $894 million, including tax. During the nine months ended July 31, 2025, we purchased for cancellation 14.2 million common shares under the NCIB, at an average price of $141.74 per share for a total amount of $2,051 million, including tax. In addition, we have purchased for cancellation 1.5 million shares between August 1, 2025 and August 22, 2025. On August 26, 2025, we announced our intention to terminate our existing NCIB and establish a new NCIB to purchase up to 30 million of our common shares for cancellation, subject to the approval of OSFI and the Toronto Stock Exchange. NCIB’s are part of our regular capital management strategy.

On November 25, 2024, we redeemed all of our outstanding 12 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31 (NVCC) for an aggregate total of $300 million.

Dividends

On August 26, 2025, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.63 per share, unchanged from the prior quarter and a $0.08 increase from the prior year. The dividend is payable on November 26, 2025 to shareholders of record on October 30, 2025. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).

Common shares under the DRIP are purchased on the open market without a discount.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

20 BMO Financial Group Third Quarter Report 2025

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Operating segment results include allocations from Corporate Services for treasury-related revenue, corporate and T&O costs, and capital.

BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign cost or credit on assets and liabilities to facilitate effective pricing and business decision-making, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses are generally allocated across the operating segments in amounts that are reasonably reflective of the level of support provided to each operating segment. We review our expense allocation methodologies at least annually and update these as appropriate.

Periodically, certain lines of business and units within our organizational structure are realigned within an operating segment or transferred between operating segments and Corporate Services to support our strategic priorities. Allocations of revenue, expenses, provisions for income taxes and capital from Corporate Services to the operating groups are updated to better align with these changes.

On June 5, 2025, we announced organizational changes to our U.S. structure, combining our U.S. Personal and Business Banking, Commercial Banking, and Wealth Management businesses. Beginning in the fourth quarter of 2025, operating segment results will be realigned, and financial results related to our U.S. Wealth Management business currently reported in BMO Wealth Management will be reported in U.S. Personal and Commercial Banking. Prior period comparatives will be reclassified.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually and update these as appropriate.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Net interest income, total revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to equivalent pre-tax amounts in order to facilitate comparisons of income from taxable and tax-exempt sources, and are reflected in the ratios. The offset to the segment teb adjustments is reflected in Corporate Services net interest income, total revenue and provision for (recovery of) income taxes. In fiscal 2024, the Canadian government enacted legislation that, under certain circumstances, denies deductions for dividends that are received after 2023. As a result, beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received by BMO Capital Markets, and we no longer report this revenue on a taxable equivalent basis. Refer to the Other Regulatory Developments section in BMO’s 2024 Annual Report for further details.

Caution

This How BMO Reports Operating Group Results section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Personal and Commercial Banking (P&C) (1)

TABLE 14
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024	YTD-2025	YTD-2024
Net interest income (teb) (2)	4,564	4,481	4,309	13,635	12,656
Non-interest revenue	1,075	1,021	1,052	3,247	3,145
Total revenue (teb) (2)	5,639	5,502	5,361	16,882	15,801
Provision for credit losses on impaired loans	729	723	721	2,255	1,725
Provision for credit losses on performing loans	7	219	61	379	321
Total provision for credit losses	736	942	782	2,634	2,046
Non-interest expense	2,798	2,795	2,752	8,421	8,085
Income before income taxes	2,105	1,765	1,827	5,827	5,670
Provision for income taxes (teb) (2)	529	437	443	1,449	1,390
Reported net income	1,576	1,328	1,384	4,378	4,280
Dividends on preferred shares and distributions on other equity instruments	26	25	24	78	71
Net income attributable to non-controlling interest in subsidiaries	2	5	(3)	7	1
Net income available to common shareholders	1,548	1,298	1,363	4,293	4,208
Acquisition and integration costs (3)	-	-	2	-	5
Amortization of acquisition-related intangible assets (4)	63	76	73	212	223
Adjusted net income	1,639	1,404	1,459	4,590	4,508
Adjusted net income available to common shareholders	1,611	1,374	1,438	4,505	4,436

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Net interest income, total revenue and the provision for income taxes are presented on a taxable equivalent basis (teb) and are reflected in the ratios. Teb amounts of $8 million in both Q3-2025 and Q2-2025, and $9 million in Q3-2024; and $25 million for YTD-2025 and $27 million for YTD-2024 are offset in Corporate Services.

(3)	Acquisition and integration costs related to the acquisition of AIR MILES, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.

BMO Financial Group Third Quarter Report 2025 21

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,576 million, an increase of $192 million or 14% from the prior year, and an increase of $248 million or 19% from the prior quarter. These operating segments are reviewed separately in the sections that follow.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

Canadian Personal and Commercial Banking (Canadian P&C) (1)

TABLE 15
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024	YTD-2025	YTD-2024
Net interest income	2,459	2,359	2,253	7,203	6,548
Non-interest revenue	639	615	655	1,934	1,957
Total revenue	3,098	2,974	2,908	9,137	8,505
Provision for credit losses on impaired loans	489	476	353	1,456	886
Provision for credit losses on performing loans	76	132	35	259	195
Total provision for credit losses (PCL)	565	608	388	1,715	1,081
Non-interest expense	1,339	1,289	1,260	3,918	3,686
Income before income taxes	1,194	1,077	1,260	3,504	3,738
Provision for income taxes	327	295	346	961	1,031
Reported net income	867	782	914	2,543	2,707
Dividends on preferred shares and distributions on other equity instruments	12	11	10	35	31
Net income available to common shareholders	855	771	904	2,508	2,676
Acquisition and integration costs (2)	-	-	2	-	5
Amortization of acquisition-related intangible assets (3)	3	4	4	10	10
Adjusted net income	870	786	920	2,553	2,722
Adjusted net income available to common shareholders	858	775	910	2,518	2,691
Adjusted non-interest expense	1,335	1,284	1,252	3,905	3,665
Key Performance Metrics and Drivers

Personal and Business Banking revenue	2,236	2,141	2,081	6,583	6,114
Commercial Banking revenue	862	833	827	2,554	2,391
Return on equity (%) (4) (5)	20.2	18.9	22.3	20.1	22.5
Adjusted return on equity (%) (4) (5)	20.3	19.0	22.4	20.2	22.6
Operating leverage (%)	0.2	(0.5)	5.9	1.1	3.2
Adjusted operating leverage (%)	0.0	(0.8)	5.6	0.9	3.3
Efficiency ratio (%)	43.2	43.3	43.3	42.9	43.3
Adjusted efficiency ratio (%)	43.1	43.2	43.1	42.7	43.1
PCL on impaired loans to average net loans and acceptances (%) (5)	0.57	0.58	0.43	0.58	0.37
Net interest margin on average earning assets (%)	2.84	2.83	2.77	2.82	2.78
Average earning assets	343,805	341,885	323,485	341,670	314,451
Average gross loans and acceptances	342,077	340,175	326,043	339,952	321,099
Average deposits	310,564	310,646	306,409	311,732	297,519

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs related to the acquisition of AIR MILES, recorded in non-interest expense.
(3)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(4)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q3 2025 vs. Q3 2024

Canadian P&C reported net income was $867 million, a decrease of $47 million or 5% from the prior year.

Total revenue was $3,098 million, an increase of $190 million or 6% from the prior year. Net interest income increased $206 million or 9%, primarily due to higher balances and net interest margin. Non-interest revenue decreased $16 million or 2%, primarily due to lower card-related revenue and lower lending fee revenue. Net interest margin of 2.84% increased 7 basis points from the prior year, primarily due to higher deposit and loan margins, partially offset by loans growing faster than deposits.

Personal and Business Banking revenue increased $155 million or 7% and Commercial Banking revenue increased $35 million or 4%, both due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $565 million, an increase of $177 million from the prior year. The provision for credit losses on impaired loans was $489 million, an increase of $136 million, largely due to higher provisions in Canadian unsecured consumer lending and Commercial Banking. There was a $76 million provision for credit losses on performing loans in the current quarter, compared with a $35 million provision in the prior year.

Non-interest expense was $1,339 million, an increase of $79 million or 6% from the prior year, primarily driven by higher technology costs, employee-related expenses and operating costs.

Average gross loans and acceptances increased $16.0 billion or 5% from the prior year to $342.1 billion. Personal and Business Banking loan balances increased 4%, primarily reflecting growth in residential mortgages, Commercial Banking loan balances increased 7%, and credit card balances increased 1%. Average deposits increased $4.2 billion or 1% from the prior year to $310.6 billion, with higher chequing and savings deposits partially offset by lower term deposits. Personal and Business Banking deposits increased 1% and Commercial Banking deposits increased 2%.

22 BMO Financial Group Third Quarter Report 2025

Q3 2025 vs. Q2 2025

Reported net income increased $85 million or 11% from the prior quarter.

Total revenue increased $124 million or 4% from the prior quarter. Net interest income increased $100 million or 4%, primarily due to the impact of three additional days in the current quarter and higher balances. Non-interest revenue increased $24 million or 4%, primarily due to higher card-related revenue and higher mutual fund distribution fee revenue. Net interest margin of 2.84% increased 1 basis point from the prior quarter, primarily due to higher deposit margins, partially offset by loans growing faster than deposits.

Personal and Business Banking revenue increased $95 million or 4% and Commercial Banking revenue increased $29 million or 3%, both due to higher net interest income and non-interest revenue.

Total provision for credit losses decreased $43 million from the prior quarter. The provision for credit losses on impaired loans increased $13 million, due to higher provisions in Personal and Business Banking. There was a $76 million provision for credit losses on performing loans in the current quarter, compared with a $132 million provision in the prior quarter.

Non-interest expense was $1,339 million, an increase of $50 million or 4% from the prior quarter, primarily driven by higher operating costs and employee-related expenses.

Average gross loans and acceptances increased $1.9 billion or 1% from the prior quarter. Personal and Business Banking loan balances and Commercial Banking loan balances both increased 1%, and credit card balances decreased 1%. Average deposits were relatively unchanged from the prior quarter with lower term deposits offset by higher chequing and savings deposits.

Q3 YTD 2025 vs. Q3 YTD 2024

Canadian P&C reported net income was $2,543 million, a decrease of $164 million or 6% from the prior year.

Total revenue was $9,137 million, an increase of $632 million or 7% from the prior year. Net interest income increased $655 million or 10%, due to higher balances and net interest margin. Non-interest revenue decreased $23 million or 1%, primarily due to lower lending fee revenue reflecting the impact of the transition of bankers’ acceptances exposures to loans, which was offset in net interest income, as well as lower card-related revenue, partially offset by higher deposit and mutual fund distribution fee revenue. Net interest margin of 2.82% increased 4 basis points from the prior year, due to higher loan and deposit margins, partially offset by loans growing faster than deposits.

Personal and Business Banking revenue increased $469 million or 8%, due to higher net interest income and higher non-interest revenue. Commercial Banking revenue increased $163 million or 7%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $1,715 million, an increase of $634 million from the prior year. The provision for credit losses on impaired loans was $1,456 million, an increase of $570 million, reflecting higher provisions in both Commercial Banking and Personal and Business Banking, driven by unsecured segments of the consumer portfolio. There was a $259 million provision for credit losses on performing loans in the current year, compared with a $195 million provision in the prior year.

Non-interest expense was $3,918 million, an increase of $232 million or 6% from the prior year, driven by higher technology costs, employee-related expenses and operating costs.

Average gross loans and acceptances increased $18.9 billion or 6% from the prior year. Personal and Business Banking loan balances increased 5%, Commercial Banking loan balances increased 7% and credit card balances increased 6%. Average deposits increased $14.2 billion or 5% from the prior year. Personal and Business Banking deposits increased 4% and Commercial Banking deposits increased 6%.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

BMO Financial Group Third Quarter Report 2025 23

U.S. Personal and Commercial Banking (U.S. P&C) (1)

TABLE 16
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024	YTD-2025	YTD-2024
Net interest income (teb) (2)	2,105	2,122	2,056	6,432	6,108
Non-interest revenue	436	406	397	1,313	1,188
Total revenue (teb) (2)	2,541	2,528	2,453	7,745	7,296
Provision for credit losses on impaired loans	240	247	368	799	839
Provision (recovery of provision) for credit losses on performing loans	(69)	87	26	120	126
Total provision for credit losses (PCL)	171	334	394	919	965
Non-interest expense	1,459	1,506	1,492	4,503	4,399
Income before income taxes	911	688	567	2,323	1,932
Provision for income taxes (teb) (2)	202	142	97	488	359
Reported net income	709	546	470	1,835	1,573
Dividends on preferred shares and distributions on other equity instruments	14	14	14	43	40
Net income attributable to non-controlling interest in subsidiaries	2	5	(3)	7	1
Net income available to common shareholders	693	527	459	1,785	1,532
Amortization of acquisition-related intangible assets (3)	60	72	69	202	213
Adjusted net income	769	618	539	2,037	1,786
Adjusted net income available to common shareholders	753	599	528	1,987	1,745
Adjusted non-interest expense	1,378	1,409	1,398	4,231	4,112
Average earning assets	214,154	223,071	219,443	221,462	215,797
Average gross loans and acceptances	203,890	212,146	207,420	210,604	204,711
Average deposits	221,591	231,173	224,575	231,140	220,310

(US$ equivalent in millions)
Net interest income (teb) (2)	1,533	1,495	1,500	4,569	4,500
Non-interest revenue	317	286	289	933	875
Total revenue (teb) (2)	1,850	1,781	1,789	5,502	5,375
Provision for credit losses on impaired loans	175	175	267	567	615
Provision (recovery of provision) for credit losses on performing loans	(50)	63	19	83	94
Total provision for credit losses	125	238	286	650	709
Non-interest expense	1,063	1,060	1,089	3,198	3,241
Income before income taxes	662	483	414	1,654	1,425
Provision for income taxes (teb) (2)	146	100	70	348	264
Reported net income	516	383	344	1,306	1,161
Dividends on preferred shares and distributions on other equity instruments	10	10	10	31	29
Net income attributable to non-controlling interest in subsidiaries	2	3	(2)	5	1
Net income available to common shareholders	504	370	336	1,270	1,131
Amortization of acquisition-related intangible assets (3)	44	50	51	143	158
Adjusted net income	560	433	395	1,449	1,319
Adjusted net income available to common shareholders	548	420	387	1,413	1,289
Adjusted non-interest expense	1,004	992	1,020	3,005	3,029

Key Performance Metrics (US$ basis)

Personal and Business Banking revenue	743	686	697	2,144	2,105
Commercial Banking revenue	1,107	1,095	1,092	3,358	3,270
Return on equity (%) (4) (5)	8.0	6.1	5.5	6.8	6.2
Adjusted return on equity (%) (4) (5)	8.7	6.9	6.3	7.5	7.0
Operating leverage (%)	5.8	1.4	5.2	3.7	(4.0)
Adjusted operating leverage (%)	5.0	1.3	4.9	3.2	(2.6)
Efficiency ratio (%)	57.4	59.5	60.8	58.1	60.3
Adjusted efficiency ratio (%)	54.2	55.7	57.0	54.6	56.3
Net interest margin on average earning assets (%)	3.90	3.90	3.73	3.88	3.78
PCL on impaired loans to average net loans and acceptances (%) (5)	0.47	0.49	0.71	0.51	0.55
Average earning assets	155,974	157,057	160,119	157,301	158,976
Average gross loans and acceptances	148,499	149,364	151,347	149,589	150,814
Average deposits	161,393	162,757	163,862	164,153	162,298

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Net interest income, total revenue and the provision for income taxes are presented on a taxable equivalent basis (teb) and are reflected in the ratios. Teb amounts of $8 million in both Q3-2025 and Q2-2025, and $9 million in Q3-2024; and $25 million for YTD-2025 and $27 million for YTD-2024 are offset in Corporate Services. On a source currency basis: US$6 million in Q3-2025, Q2-2025 and Q3-2024; and US$18 million for YTD-2025 and US$19 million for YTD-2024.

(3)

Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. On a source currency basis: US$59 million in Q3-2025, US$68 million in Q2-2025, and US$69 million in Q3-2024; and US$193 million for YTD-2025 and US$212 million for YTD-2024.

(4)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

24 BMO Financial Group Third Quarter Report 2025

Q3 2025 vs. Q3 2024

U.S. P&C reported net income was $709 million, an increase of $239 million or 51% from the prior year. All amounts in the remainder of this section are presented on a U.S. dollar basis.

Reported net income was $516 million, an increase of $172 million or 50% from the prior year.

Total revenue was $1,850 million, an increase of $61 million or 3% from the prior year. Net interest income increased $33 million or 2%, due to higher net interest margin, partially offset by lower deposit and loan balances. Non-interest revenue increased $28 million or 10% from the prior year, primarily due to higher deposit fee revenue. Net interest margin of 3.90% increased 17 basis points, primarily due to higher deposit margins.

Personal and Business Banking revenue increased $46 million or 7%, due to higher net interest income and higher non-interest revenue. Commercial Banking revenue increased $15 million or 1%, due to higher non-interest revenue.

Total provision for credit losses was $125 million, a decrease of $161 million from the prior year. The provision for credit losses on impaired loans was $175 million, a decrease of $92 million, largely due to lower provisions in Commercial Banking. There was a $50 million recovery of credit losses on performing loans in the current quarter, compared with a $19 million provision in the prior year.

Non-interest expense was $1,063 million, a decrease of $26 million or 2% from the prior year, primarily due to lower technology and advertising costs, partially offset by higher employee-related expenses.

Average gross loans and acceptances decreased $2.8 billion or 2% from the prior year to $148.5 billion. Personal and Business Banking loan balances increased 6% and Commercial Banking loan balances decreased 4% driven by capital optimization strategies. Average total deposits decreased $2.5 billion or 2% from the prior year to $161.4 billion. Personal and Business Banking deposits decreased 3%, driven by lower term deposits, and Commercial Banking deposits were relatively unchanged.

Q3 2025 vs. Q2 2025

Reported net income increased $163 million or 30% from the prior quarter. The impact of the weaker U.S. dollar decreased revenue and expenses by 3%, and net income by 5%. All amounts in the remainder of this section are presented on a U.S. dollar basis.

Reported net income increased $133 million or 35% from the prior quarter.

Total revenue increased $69 million or 4% from the prior quarter. Net interest income increased $38 million or 3%, due to the impact of three additional days in the current quarter and higher net interest margin, partially offset by lower balances. Non-interest revenue increased $31 million or 11%, primarily due the impact of a loss on the strategic sale of a non-relationship credit card portfolio in the prior quarter. Net interest margin of 3.90% was unchanged from the prior quarter.

Personal and Business Banking revenue increased $57 million or 8%, due to higher non-interest revenue and net interest income. Commercial Banking revenue increased $12 million or 1%, primarily due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses decreased $113 million from the prior quarter. The provision for credit losses on impaired loans was unchanged from the prior quarter. There was a $50 million recovery of credit losses on performing loans in the current quarter, compared with a $63 million provision in the prior quarter.

Non-interest expense increased $3 million from the prior quarter.

Average gross loans and acceptances decreased $0.9 billion or 1% from the prior quarter. Commercial Banking loan balances decreased 1%, and Personal and Business Banking loan balances increased 1%. Average total deposits decreased $1.4 billion or 1% from the prior quarter. Personal and Business Banking deposits decreased 3%, driven by lower term deposits, and Commercial Banking deposits increased 1%.

Q3 YTD 2025 vs. Q3 YTD 2024

Reported net income was $1,835 million, an increase of $262 million or 17% from the prior year. The impact of the stronger U.S. dollar increased revenue, expenses and net income by 4%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $1,306 million, an increase of $145 million or 13% from the prior year.

Total revenue was $5,502 million, an increase of $127 million or 2% from the prior year. Net interest income increased $69 million or 2%, primarily due to higher net interest margin and higher deposit balances, partially offset by lower loan balances. Non-interest revenue increased $58 million or 7%, due to higher deposit and lending fee revenue, partially offset by the loss on the sale noted above. Net interest margin of 3.88% increased 10 basis points, primarily due to higher deposit margins and deposits growing faster than loans.

Personal and Business Banking revenue increased $39 million or 2%, due to higher net interest income, partially offset by lower non-interest revenue. Commercial Banking revenue increased $88 million or 3%, primarily due to higher non-interest revenue.

Total provision for credit losses was $650 million, a decrease of $59 million from the prior year. The provision for credit losses on impaired loans was $567 million, a decrease of $48 million, largely due to lower provisions in Commercial Banking. There was a $83 million provision for credit losses on performing loans in the current year, compared with a $94 million provision in the prior year.

Non-interest expense was $3,198 million, a decrease of $43 million or 1% from the prior year, reflecting lower operating costs, partially offset by higher employee-related expenses.

Average gross loans and acceptances decreased $1.2 billion or 1% from the prior year to $149.6 billion. Commercial loan balances decreased 3% and Personal and Business Banking balances increased 6%. Average total deposits increased $1.9 billion or 1% to $164.2 billion. Commercial Banking deposits and Personal and Business Banking deposits both increased 1%.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

BMO Financial Group Third Quarter Report 2025 25

BMO Wealth Management (1)

TABLE 17
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024	YTD-2025	YTD-2024
Net interest income	373	369	326	1,097	973
Non-interest revenue	1,259	1,159	1,113	3,649	3,187
Total revenue	1,632	1,528	1,439	4,746	4,160
Provision for credit losses on impaired loans	2	2	1	5	10
Provision (recovery of provision) for credit losses on performing loans	1	6	(10)	6	(13)
Total provision (recovery of provision) for credit losses (PCL)	3	8	(9)	11	(3)
Non-interest expense	1,050	1,041	969	3,186	2,944
Income before income taxes	579	479	479	1,549	1,219
Provision for income taxes	143	118	117	383	297
Reported net income	436	361	362	1,166	922
Dividends on preferred shares and distributions on other equity instruments	2	3	3	7	7
Net income available to common shareholders	434	358	359	1,159	915
Acquisition and integration costs (2)	3	-	-	3	-
Amortization of acquisition-related intangible assets (3)	2	2	2	6	5
Adjusted net income	441	363	364	1,175	927
Adjusted net income available to common shareholders	439	360	361	1,168	920
Adjusted non-interest expense	1,043	1,039	966	3,174	2,937

Key Performance Metrics

Wealth and Asset Management reported net income	341	302	300	929	739
Wealth and Asset Management adjusted net income	346	304	302	938	744
Insurance reported net income (loss)	95	59	62	237	183
Return on equity (%) (4) (5)	34.6	28.9	29.7	30.8	25.7
Adjusted return on equity (%) (4) (5)	35.0	29.1	29.8	31.1	25.9
Reported efficiency ratio (%)	64.4	68.1	67.3	67.1	70.8
Adjusted efficiency ratio (%)	64.0	67.9	67.1	66.9	70.6
Operating leverage (%)	4.9	3.5	(3.4)	5.9	3.4
Adjusted operating leverage (%)	5.3	3.5	(3.3)	6.1	3.5
PCL on impaired loans to average net loans and acceptances (%) (5)	0.02	0.01	0.01	0.01	0.03
Average assets	71,145	71,033	65,428	70,725	63,877
Average gross loans and acceptances	46,747	46,592	43,384	46,429	42,506
Average deposits	68,506	68,956	62,406	68,152	61,021
Assets under administration (6)	406,145	389,320	359,213	406,145	359,213
Assets under management	464,182	437,911	409,627	464,182	409,627

U.S. Business Select Financial Data (US$ in millions)

Total revenue	209	202	196	612	575
Non-interest expense	154	146	137	450	429
Reported net income	42	38	49	119	114
Adjusted non-interest expense	152	144	135	444	424
Adjusted net income	43	40	51	123	118
Average gross loans and acceptances	12,140	11,804	10,712	11,767	10,474
Average deposits	11,360	11,754	11,376	11,685	11,427

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Burgundy Asset Management Ltd. pre-tax acquisition and integration costs, recorded in non-interest expense.
(3)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(4)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.
(6)	Certain assets under management that are also administered by the bank are included in assets under administration.

Q3 2025 vs. Q3 2024

BMO Wealth Management reported net income was $436 million, an increase of $74 million or 20% from the prior year. Wealth and Asset Management reported net income was $341 million, an increase of $41 million or 14%, and Insurance net income was $95 million, an increase of $33 million or 53%.

Total revenue was $1,632 million, an increase of $193 million or 13% from the prior year. Revenue in Wealth and Asset Management was $1,487 million, an increase of $145 million or 11%, primarily due to the impact of stronger global markets and net sales, as well as strong growth in loan and deposit balances. Insurance revenue was $145 million, an increase of $48 million or 50%, due to a gain on the sale of a non-strategic portfolio of insurance contracts during the quarter.

Total provision for credit losses was $3 million, compared with a $9 million recovery of credit losses in the prior year.

Non-interest expense was $1,050 million, an increase of $81 million or 8%, primarily due to higher employee-related expenses, including higher revenue-based costs.

Assets under management increased $54.6 billion or 13% from the prior year to $464.2 billion, driven by stronger global markets and higher net client assets. Assets under administration increased $46.9 billion or 13% to $406.1 billion, driven by stronger global markets. Average gross loans increased 8% and average deposits increased 10%.

26 BMO Financial Group Third Quarter Report 2025

Q3 2025 vs. Q2 2025

Reported net income increased $75 million or 21% from the prior quarter. Wealth and Asset Management reported net income increased $39 million or 13% from the prior quarter, and Insurance net income increased $36 million or 62%.

Total revenue increased $104 million or 7% from the prior quarter. Revenue in Wealth and Asset Management increased $54 million or 4%, primarily due to the impact of three additional days in the current quarter and the impact of stronger global markets, partially offset by the impact of the weaker U.S. dollar. Insurance revenue increased $50 million or 51%, due to the gain on the sale noted above and favourable market movements relative to the prior quarter.

Total provision for credit losses decreased $5 million from the prior quarter.

Non-interest expense increased $9 million or 1%, primarily due to higher employee-related expenses, including higher revenue-based costs, partially offset by the impact of the weaker U.S. dollar.

Assets under management increased $26.3 billion or 6% from the prior quarter and assets under administration increased $16.8 billion or 4%, driven by stronger global markets. Average gross loans were relatively unchanged and average deposits decreased 1%.

Q3 YTD 2025 vs. Q3 YTD 2024

Reported net income was $1,166 million, an increase of $244 million or 26% from the prior year. Wealth and Asset Management reported net income was $929 million, an increase of $190 million or 26%, and Insurance net income was $237 million, an increase of $54 million or 30% from the prior year.

Total revenue was $4,746 million, an increase of $586 million or 14%. Revenue in Wealth and Asset Management was $4,372 million, an increase of $492 million or 13%, primarily due to the impact of stronger global markets and net sales, and strong growth in loan and deposit balances. Insurance revenue was $374 million, an increase of $94 million or 34%, primarily due to the gain on the sale noted above and favourable market movements in the current year.

Total provision for credit losses was $11 million, compared with a $3 million recovery of credit losses in the prior year.

Non-interest expense was $3,186 million, an increase of $242 million or 8%, primarily due to higher employee-related expenses, including higher revenue-based costs, and investment in talent.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

BMO Financial Group Third Quarter Report 2025 27

BMO Capital Markets (1)

TABLE 18
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024	YTD-2025	YTD-2024
Net interest income (teb) (2)	729	474	479	1,902	1,342
Non-interest revenue	1,047	1,305	1,187	3,726	3,574
Total revenue (teb) (2)	1,776	1,779	1,666	5,628	4,916
Provision for credit losses on impaired loans	33	28	92	96	164
Provision (recovery of provision) for credit losses on performing loans	23	73	36	107	(6)
Total provision for credit losses (PCL)	56	101	128	203	158
Non-interest expense	1,139	1,100	1,047	3,494	3,191
Income before income taxes	581	578	491	1,931	1,567
Provision for income taxes (teb) (2)	143	147	102	475	326
Reported net income	438	431	389	1,456	1,241
Dividends on preferred shares and distributions on other equity instruments	11	10	9	31	27
Net income available to common shareholders	427	421	380	1,425	1,214
Acquisition and integration costs (3)	-	-	1	-	13
Amortization of acquisition-related intangible assets (4)	4	3	4	11	14
Adjusted net income	442	434	394	1,467	1,268
Adjusted net income available to common shareholders	431	424	385	1,436	1,241
Adjusted non-interest expense	1,134	1,095	1,041	3,479	3,155

Key Performance Metrics

Global Markets revenue	1,053	1,150	1,000	3,564	2,960
Investment and Corporate Banking revenue	723	629	666	2,064	1,956
Return on equity (%) (5) (6)	12.5	12.4	11.4	13.9	12.3
Adjusted return on equity (%) (5) (6)	12.6	12.5	11.6	14.0	12.6
Operating leverage (teb) (%)	(2.1)	-	16.4	5.0	4.8
Adjusted operating leverage (teb) (%)	(2.2)	(0.5)	16.2	4.3	5.0
Efficiency ratio (teb) (%)	64.1	61.9	62.9	62.1	64.9
Adjusted efficiency ratio (teb) (%)	63.8	61.6	62.5	61.8	64.2
PCL on impaired loans to average net loans and acceptances (%) (6)	0.16	0.13	0.44	0.15	0.26
Average assets	514,826	564,034	475,893	552,471	456,676
Average gross loans and acceptances	82,668	82,193	84,573	83,830	83,235

U.S. Business Select Financial Data (US$ in millions)

Total revenue (teb)	641	600	552	2,019	1,719
Non-interest expense	422	382	398	1,245	1,205
Reported net income	151	118	55	510	307
Adjusted non-interest expense	419	379	396	1,237	1,189
Adjusted net income	153	120	57	516	319
Average assets	181,423	200,885	160,561	194,443	150,510
Average gross loans and acceptances	32,582	30,898	32,189	31,758	31,823

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Net interest income, total revenue and the provision for income taxes are presented on a taxable equivalent basis (teb) and are reflected in the ratios. Teb amounts of $2 million in both Q3-2025 and Q2-2025, a $1 million recovery in Q3-2024; and $4 million for YTD-2025 and $20 million for YTD-2024 are offset in Corporate Services. Beginning January 1, 2024, we treated certain Canadian dividends as non-deductible for tax purposes, due to legislation that was enacted in the third quarter of fiscal 2024. As a result, we no longer report this revenue on a taxable equivalent basis. For further information, refer to the Other Regulatory Developments section of BMO’s 2024 Annual MD&A.

(3)	Clearpool and Radicle pre-tax acquisition and integration costs, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(5)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(6)	Return on equity and PCL ratios are presented on an annualized basis.

Q3 2025 vs. Q3 2024

BMO Capital Markets reported net income was $438 million, an increase of $49 million or 13% from the prior year.

Total revenue was $1,776 million, an increase of $110 million or 7% from the prior year. Global Markets revenue increased $53 million or 5%, reflecting higher debt and equity issuances and higher trading revenue. Investment and Corporate Banking revenue increased $57 million or 9%, primarily due to higher underwriting and advisory fee revenue.

Total provision for credit losses was $56 million, a decrease of $72 million from the prior year. The provision for credit losses on impaired loans was $33 million, a decrease of $59 million. There was a $23 million provision for credit losses on performing loans, compared with a $36 million provision in the prior year.

Non-interest expense was $1,139 million, an increase of $92 million or 9% from the prior year, primarily driven by higher employee-related expenses, including performance-based compensation.

Average gross loans and acceptances of $82.7 billion decreased $1.9 billion or 2% from the prior year.

28 BMO Financial Group Third Quarter Report 2025

Q3 2025 vs. Q2 2025

Reported net income increased $7 million or 2% from the prior quarter.

Total revenue was relatively unchanged from the prior quarter. Global Markets revenue decreased $97 million or 8%, reflecting lower trading revenue and the impact of the weaker U.S. dollar, partially offset by higher equity issuances and fee revenue. Investment and Corporate Banking revenue increased $94 million or 15%, primarily due to lower markdowns on fair value loans and higher net gains on investments, compared with the prior quarter and higher advisory fee revenue, partially offset by the impact of the weaker U.S. dollar.

Total provision for credit losses decreased $45 million from the prior quarter. The provision for credit losses on impaired loans was $33 million, an increase of $5 million. There was a $23 million provision for credit losses on performing loans, compared with a $73 million provision in the prior quarter.

Non-interest expense increased $39 million or 3% from the prior quarter, driven by higher employee-related expenses, including performance-based compensation, partially offset by the impact of the weaker U.S. dollar.

Average gross loans and acceptances increased $0.5 billion or 1% from the prior quarter.

Q3 YTD 2025 vs. Q3 YTD 2024

BMO Capital Markets reported net income was $1,456 million, an increase of $215 million or 17% from the prior year.

Total revenue was $5,628 million, an increase of $712 million or 14% from the prior year. Global Markets revenue increased $604 million or 20%, reflecting higher trading revenue across all products and the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased $108 million or 5% from the prior year, reflecting higher underwriting and advisory fee revenue, higher corporate banking revenue and the impact of the stronger U.S. dollar, partially offset by higher markdowns on fair value loans and lower net gains on investments.

Total provision for credit losses was $203 million, an increase of $45 million from the prior year. The provision for credit losses on impaired loans was $96 million, a decrease of $68 million from the prior year. There was a provision of $107 million for credit losses on performing loans, compared with a $6 million recovery in the prior year.

Non-interest expense was $3,494 million, an increase of $303 million or 9% from the prior year, driven by higher performance-based compensation, higher technology costs and the impact of the stronger U.S. dollar.

Average gross loans and acceptances of $83.8 billion increased $0.6 billion or 1% from the prior year.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

BMO Financial Group Third Quarter Report 2025 29

Corporate Services (1)

TABLE 19
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024	YTD-2025	YTD-2024
Net interest income before group teb offset	(160)	(217)	(312)	(614)	(894)
Group teb offset	(10)	(10)	(8)	(29)	(47)
Net interest income (teb)	(170)	(227)	(320)	(643)	(941)
Non-interest revenue	111	97	46	320	(98)
Total revenue (teb)	(59)	(130)	(274)	(323)	(1,039)
Provision for credit losses on impaired loans	9	12	14	41	60
Provision (recovery of provision) for credit losses on performing loans	(7)	(9)	(9)	(27)	(23)
Total provision for credit losses	2	3	5	14	37
Non-interest expense	118	83	71	450	852
Loss before income taxes	(179)	(216)	(350)	(787)	(1,928)
Recovery of income taxes (teb)	(59)	(58)	(80)	(217)	(508)
Reported net loss	(120)	(158)	(270)	(570)	(1,420)
Dividends on preferred shares and distributions on other equity instruments	27	104	15	157	129
Net income (loss) attributable to non-controlling interest in subsidiaries	1	(3)	3	2	5
Net loss available to common shareholders	(148)	(259)	(288)	(729)	(1,554)
Acquisition and integration costs/reversal (2)	1	(1)	16	7	84
Legal provision/reversal (including related interest expense and legal fees)	-	-	13	-	36
Impact of loan portfolio sale	-	-	-	-	136
FDIC special assessment	(4)	4	5	(5)	368
Impact of alignment of accounting policies	-	-	-	70	-
Adjusted net loss	(123)	(155)	(236)	(498)	(796)
Adjusted net loss available to common shareholders	(151)	(256)	(254)	(657)	(930)
Adjusted total revenue (teb) (3)	(59)	(130)	(260)	(323)	(833)
Adjusted non-interest expense	122	80	40	352	244

U.S. Business Select Financial Data (US$ in millions)

Total revenue	(12)	16	(10)	(15)	(59)
Total provision for (recovery of) credit losses	(1)	(2)	2	1	5
Non-interest expense	60	57	8	174	483
Recovery of income taxes (teb)	(23)	(15)	(11)	(70)	(147)
Reported net loss	(48)	(24)	(9)	(120)	(400)
Adjusted total revenue	(12)	16	-	(15)	94
Adjusted non-interest expense	62	55	(14)	138	36
Adjusted net income (loss)	(50)	(22)	15	(94)	61

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs/reversal related to the acquisition of Bank of the West, recorded in non-interest expense.
(3)

Group taxable equivalent basis (teb) offset amounts recorded in net interest income, total revenue and provision for (recovery of) income taxes: $10 million in both Q3-2025 and Q2-2025 and $8 million in Q3-2024; and $29 million for YTD-2025 and $47 million for YTD-2024.

Q3 2025 vs. Q3 2024

Corporate Services reported net loss was $120 million, compared with reported net loss of $270 million in the prior year, and adjusted net loss was $123 million, compared with adjusted net loss of $236 million in the prior year.

The lower reported and adjusted net loss was driven by higher treasury-related revenue, partially offset by higher expenses.

Q3 2025 vs. Q2 2025

Reported net loss was $120 million, compared with reported net loss of $158 million in the prior quarter, and adjusted net loss was $123 million, compared with adjusted net loss of $155 million in the prior quarter.

The lower reported and adjusted net loss reflected higher treasury-related revenue, partially offset by higher expenses.

Q3 YTD 2025 vs. Q3 YTD 2024

Reported net loss was $570 million, compared with reported net loss of $1,420 million in the prior year.

The lower reported net loss primarily reflected the impact of the FDIC special assessment and a net accounting loss related to the sale of a portfolio of recreational vehicle loans in the prior year, partially offset by the impact of aligning accounting policies for employee vacation across legal entities in the current year, as well as lower acquisition and integration costs.

Adjusted net loss was $498 million, compared with adjusted net loss of $796 million in the prior year. Adjusted net loss excluded the items noted above, with the decrease driven by higher treasury-related revenue, partially offset by higher expenses, including the impact of the consolidation of certain U.S. retirement benefit plans in the prior year.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

30 BMO Financial Group Third Quarter Report 2025

Summary Quarterly Earnings Trends (1)

TABLE 20
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q1-2025	Q4-2024	Q3-2024	Q2-2024	Q1-2024	Q4-2023
Net interest income	5,496	5,097	5,398	5,438	4,794	4,515	4,721	4,941
Non-interest revenue	3,492	3,582	3,868	3,519	3,398	3,459	2,951	3,378
Revenue	8,988	8,679	9,266	8,957	8,192	7,974	7,672	8,319
Provision for credit losses on impaired loans	773	765	859	1,107	828	658	473	408
Provision for credit losses on performing loans	24	289	152	416	78	47	154	38
Total provision for credit losses	797	1,054	1,011	1,523	906	705	627	446
Non-interest expense	5,105	5,019	5,427	4,427	4,839	4,844	5,389	5,679
Income before income taxes	3,086	2,606	2,828	3,007	2,447	2,425	1,656	2,194
Provision for income taxes	756	644	690	703	582	559	364	484
Reported net income (see below)	2,330	1,962	2,138	2,304	1,865	1,866	1,292	1,710
Acquisition and integration costs/reversal	4	(1)	7	27	19	26	57	433
Amortization of acquisition-related intangible assets	69	81	79	92	79	79	84	88
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	(870)	13	12	11	12
Impact of loan portfolio sale	-	-	-	-	-	-	136	-
FDIC special assessment	(4)	4	(5)	(11)	5	50	313	-
Impact of alignment of accounting policies	-	-	70	-	-	-	-	-
Adjusted net income	2,399	2,046	2,289	1,542	1,981	2,033	1,893	2,243

Operating Group Reported Revenue

Canadian P&C	3,098	2,974	3,065	2,934	2,908	2,819	2,778	2,796
U.S. P&C	2,541	2,528	2,676	2,468	2,453	2,389	2,454	2,488
BMO Wealth Management	1,632	1,528	1,586	1,486	1,439	1,393	1,328	1,465
BMO Capital Markets	1,776	1,779	2,073	1,600	1,666	1,661	1,589	1,651
Corporate Services	(59)	(130)	(134)	469	(274)	(288)	(477)	(81)
Total revenue	8,988	8,679	9,266	8,957	8,192	7,974	7,672	8,319

Key Performance Metrics

Diluted earnings per share ($) (2)	3.14	2.50	2.83	2.94	2.48	2.36	1.73	2.19
Adjusted diluted earnings per share ($)	3.23	2.62	3.04	1.90	2.64	2.59	2.56	2.93
PCL-to-average net loans and acceptances (annualized) (%)	0.47	0.63	0.58	0.91	0.54	0.44	0.38	0.27
Effective tax rate (%)	24.52	24.70	24.39	23.37	23.80	23.07	21.95	22.07
Adjusted effective tax rate (%)	24.54	24.73	24.52	21.71	23.89	23.27	22.43	22.95
Canadian/U.S. dollar average exchange rate ($)	1.3730	1.4203	1.4303	1.3641	1.3705	1.3625	1.3392	1.3648

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information on adjusting items, refer to the Non-GAAP and Other Financial Measures sections in both this document and BMO’s 2024 Annual Report. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.

 Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy.

Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to employee benefits and stock-based compensation for employees eligible to retire, which are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Results are also impacted by foreign currency translation, primarily changes in the U.S. dollar relative to the Canadian dollar. Quarterly EPS is impacted by the semi-annual payment of dividends on certain equity instruments. The table above outlines summary results for the fourth quarter of fiscal 2023 through the third quarter of fiscal 2025.

A number of specified items impacted reported results in certain quarters. The first quarter of fiscal 2025 included the impact of aligning accounting policies for employee vacation across legal entities. The fourth quarter of fiscal 2024 included a reversal of a fiscal 2022 legal provision, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank. Fiscal 2024 and fiscal 2025 included the impact of a FDIC special assessment in each quarter. The first quarter of fiscal 2024 included a loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization. All periods included acquisition and integration costs, as well as the amortization of acquisition-related intangible assets and any impairments.

Financial performance benefitted from the strength and diversification of our businesses, with generally improving revenue.

Revenue growth in Canadian P&C reflected good customer acquisition and volume growth, with higher net interest margin. U.S. P&C revenue performance continued to be impacted by muted industry loan demand over the period with the last four quarters benefitting from higher net interest margin. In BMO Wealth Management, revenue in Wealth and Asset Management benefitted from stronger global markets and steady growth in client assets, while high interest rates resulted in a shift in deposit mix to term deposits and reduced margins, a trend that abated beginning the first quarter of fiscal 2025 with reductions in the Bank of Canada rate policy. Insurance revenue is subject to variability resulting from market-related impacts. Insurance results benefitted from a gain on the sale of a non-strategic portfolio of insurance contracts in the third quarter of fiscal 2025. BMO Capital Markets’ revenue is largely driven by market conditions that affect client activity. Trading activity delivered strong performance in the first half of fiscal 2025, supported by strong client flows, before moderating in the third quarter of fiscal 2025. Underwriting and advisory activity has improved, particularly in the third quarter of fiscal 2025.

Credit outcomes in both wholesale and consumer portfolios included the impact of a higher interest rate environment, resulting in higher provisions on impaired loans. Impaired provisions have decreased since the fourth quarter of fiscal 2024. Over the last eight quarters the bank has added provisions on performing loans reflecting credit migration and the impact of an uncertain economic environment on future credit conditions.

Non-interest expense reflected strong expense management, while we continue to invest in our business to drive revenue growth, including higher employee related expenses and technology costs. The first quarter of fiscal 2025 included the impact of aligning accounting policies for employee vacation across legal entities. The fourth quarter of fiscal 2024 benefitted from the reversal of the fiscal 2022 legal provision.

BMO Financial Group Third Quarter Report 2025 31

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by the elimination of the income tax deduction for certain Canadian dividends in fiscal 2024 and the implementation of the global minimum tax rules beginning the first quarter of fiscal 2025.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Summary Quarterly Earnings Trend section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2024, as described in Note 28 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2024 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own, as well as our customers’ needs. We do not consolidate our customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2024.

Accounting Policies and Critical Accounting Estimates and Judgments

Material accounting policies are described in BMO’s 2024 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2024, and in Note 1 of the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review the discussion in Note 1 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report, as well as the updates provided in Note 1 of the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, remaining lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. A significant increase in credit risk considers many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as delinquency and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. In the current quarter, we applied experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions may change over time, and the impact of any such change will be recorded in future periods.

In establishing our allowance for performing loans, we attach probability weightings to economic scenarios which are representative of our view of economic and market conditions at the reporting date. The base scenario represents our view of the most probable outcome, as well as upside, downside, and severe downside scenarios, all developed by our Economics group.

When changes in economic performance are assessed, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity market and volatility indices, corporate credit spreads, unemployment rates, housing prices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single variable to which the allowance is sensitive.

Our total allowance for credit losses as at July 31, 2025, was $5,786 million ($4,936 million as at October 31, 2024) and comprised an allowance on performing loans of $4,683 million and an allowance on impaired loans of $1,103 million ($4,205 million and $731 million, respectively, as at October 31, 2024). The allowance on performing loans increased $478 million from the fourth quarter of 2024, primarily driven by changes in the macro-economic outlook, portfolio credit migration, and the impact of the uncertain economic environment on future credit conditions, partially offset by lower balances in certain portfolios.

32 BMO Financial Group Third Quarter Report 2025

Information on the Provision for Credit Losses for the three and nine months ended July 31, 2025, can be found in the Total Provision for Credit Losses section.

For additional information, refer to the Risk Management section, Allowance for Credit Losses section of BMO’s 2024 Annual Report, Note 4 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.

This Accounting Policies and Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Disclosure for Global Systemically Important Banks (G-SIB)

Certain G-SIB indicators for the year ended October 31, 2024, previously disclosed in the Disclosure for Global Systemically Important Banks section of BMO’s First Quarter 2025 Report to Shareholders, have been subsequently revised as reflected in the table below.

Disclosure for Global Systemically Important Banks

TABLE 21
		As at October 31
(Canadian $ in millions)	Indicators	2024	2023
A. Cross-jurisdictional activity	1. Cross-jurisdictional claims (1)	787,081	683,915
	2. Cross-jurisdictional liabilities	707,844	616,848
B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	1,514,998	1,435,254
C. Interconnectedness	4. Intra-financial system assets	191,887	174,316
	5. Intra-financial system liabilities	80,702	69,840
	6. Securities outstanding	348,447	337,901
D. Substitutability/Financial institution infrastructure	7. Payments activity (2)	38,624,267	43,870,359
	8. Assets under custody	409,334	392,633
	9. Underwritten transactions in debt and equity markets	143,176	94,325
	10. Trading volume (includes the two sub indicators)
	Trading volume fixed income sub indicator (1)	2,813,092	5,163,888
	Trading volume equities and other securities sub indicator (1)	5,912,720	4,361,851
E. Complexity	11. Notional amount of over-the-counter (OTC) derivatives (1)	22,857,725	11,615,227
	12. Trading, FVTPL and FVOCI securities (1) (3)	79,820	55,793
	13. Level 3 assets	7,148	6,028

(1)	Certain balances as at October 31, 2024, have been revised from amounts previously disclosed in BMO’s First Quarter 2025 Report to Shareholders.
(2)	Included intercompany transactions that are cleared through a correspondent bank.
(3)	FVTPL: Fair value through profit or loss; FVOCI: Fair value through other comprehensive income.

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section of BMO’s 2024 Annual Report.

BMO Financial Group Third Quarter Report 2025 33

Risk Management

BMO’s risk management policies and processes, designed to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational non-financial, including artificial intelligence, cyber, information and other technology-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report. These risks have the potential to materially impact BMO’s financial results, our operational efficiency, strategic direction or reputation. We continue to monitor the environment in which the bank operates, in order to identify and respond to any adverse developments, such as changes in general economic conditions and trade disputes, and take appropriate steps to reduce the impact on our results. For developments on general economic conditions and trade disputes, refer to the Economic Developments and Outlook section.

Real Estate Secured Lending

Real Estate Secured Lending includes residential mortgage and home equity line of credit (HELOC) exposures. The following tables provide a breakdown of residential mortgages and home equity lines of credit by geographic region, as well as insured and uninsured balances. Residential mortgages and home equity lines of credit are secured by residential properties.

Canadian Real Estate Secured Lending

TABLE 22
(Canadian $ in millions, except as noted)	Residential mortgages	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at July 31, 2025	161,830	37,399	199,229	13,879	213,108
As at April 30, 2025	160,938	36,774	197,712	13,784	211,496

Residential Mortgages (1)

TABLE 23
	As at July 31, 2025					As at April 30, 2025
(Canadian $ in millions, except as noted)	Outstanding Balances				For the three months ended	Outstanding Balances				For the three months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,258	3,974	7,232	3.7%	69%	3,233	3,924	7,157	3.7%	70%
Quebec	8,327	13,558	21,885	11.2%	70%	8,501	13,608	22,109	11.4%	71%
Ontario	14,374	67,693	82,067	42.1%	70%	14,166	66,762	80,928	41.7%	70%
Alberta	9,326	8,450	17,776	9.1%	72%	9,397	8,372	17,769	9.2%	73%
British Columbia	4,355	24,760	29,115	14.9%	69%	4,412	24,790	29,202	15.1%	68%
All other Canada	2,122	1,633	3,755	1.9%	72%	2,131	1,642	3,773	1.9%	72%
Total Canada	41,762	120,068	161,830	82.9%	70%	41,840	119,098	160,938	83.0%	70%
United States	64	33,313	33,377	17.1%	74%	61	32,815	32,876	17.0%	72%
Total	41,826	153,381	195,207	100%	71%	41,901	151,913	193,814	100%	70%

(1)	Reporting methodologies are in accordance with OSFI’s Residential Mortgage Underwriting Practices and Procedures (B-20) Guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	Insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)	Loan-to-value (LTV) is based on original outstanding balances for mortgages and authorized amounts for HELOCs, divided by the value of the collateral at point of origination.

Home Equity Lines of Credit (1)

TABLE 24
	As at July 31, 2025					As at April 30, 2025
(Canadian $ in millions, except as noted)	Portfolio				For the three months ended	Portfolio				For the three months ended
Region (2)	Outstanding Balances	%	Authorizations	%	Average LTV (4)	Outstanding Balances	%	Authorizations	%	Average LTV (4)
Atlantic	1,114	1.9%	2,124	1.8%	65%	1,088	1.9%	2,098	1.8%	64%
Quebec	9,234	15.9%	18,857	15.9%	71%	9,170	16.0%	18,675	15.8%	69%
Ontario	25,883	44.7%	48,193	40.5%	63%	25,619	44.9%	48,003	40.7%	63%
Alberta	3,280	5.7%	7,344	6.2%	64%	3,206	5.6%	7,239	6.1%	62%
British Columbia	11,037	19.0%	20,818	17.5%	63%	10,752	18.8%	20,479	17.3%	62%
All other Canada	730	1.3%	1,468	1.2%	70%	723	1.3%	1,484	1.3%	70%
Total Canada	51,278	88.5%	98,804	83.1%	65%	50,558	88.5%	97,978	83.0%	64%
United States	6,671	11.5%	20,131	16.9%	57%	6,578	11.5%	20,092	17.0%	57%
Total	57,949	100%	118,935	100%	64%	57,136	100%	118,070	100%	62%

 Refer to footnote references in the Residential Mortgages table above.

34 BMO Financial Group Third Quarter Report 2025

Residential Mortgages by Remaining Term of Amortization (1) (2)

TABLE 25
	As at July 31, 2025
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.8%	7.4%	18.1%	34.8%	26.9%	2.6%	6.7%
United States (4)	0.3%	1.6%	3.5%	2.6%	9.5%	82.3%	0.1%	0.1%
Total	0.7%	2.6%	6.8%	15.4%	30.5%	36.3%	2.2%	5.5%

	As at April 30, 2025
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.8%	7.4%	18.3%	36.0%	25.3%	2.5%	7.0%
United States (4)	0.3%	1.6%	3.7%	2.5%	9.1%	82.6%	0.1%	0.1%
Total	0.7%	2.6%	6.8%	15.6%	31.4%	35.0%	2.1%	5.8%

(1)	In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. The contractual payment schedule is used in the United States.
(2)	Reporting methodologies are in accordance with OSFI’s B-20 Guideline.
(3)

As a result of increases in interest rates, the portfolio included $0.1 billion ($0.1 billion as at April 30, 2025) of variable-rate mortgages in negative amortization, with all of the contractual payments in the current period being applied to interest, and the portion of interest due that is not met by each payment added to the principal.

(4)

A large proportion of U.S.-based mortgages in the longer-amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.

International Exposures

BMO’s geographic exposures outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our total net exposure to these regions is set out in the table below.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported at fair value. Derivatives exposures incorporate transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

TABLE 26
	As at July 31, 2025													As at April 30, 2025
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives				Total Net Exposure	Total Net Exposure
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Europe (excluding United Kingdom)	705	2,812	-	3,517	502	71	3,273	3,846	918	531	15	1,464	8,827	12,003
United Kingdom	99	7,109	246	7,454	463	85	1,279	1,827	178	587	45	810	10,091	9,771
Latin America	2,618	5,293	-	7,911	-	202	-	202	1	349	17	367	8,480	8,089
Asia-Pacific	2,633	2,835	28	5,496	374	29	541	944	255	254	169	678	7,118	8,228
Africa and Middle East	1,979	1,246	105	3,330	3	8	13	24	3	26	1,811	1,840	5,194	4,272
Other (1)	-	1	19	20	-	-	3,901	3,901	4	-	490	494	4,415	4,680
Total	8,034	19,296	398	27,728	1,342	395	9,007	10,744	1,359	1,747	2,547	5,653	44,125	47,043

(1)	Primarily exposure to supranational entities.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2025 35

Market Risk

BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2024 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

TABLE 27
	As at July 31, 2025				As at October 31, 2024
	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Primary risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk

Cash and cash equivalents	58,587	-	58,587	-	65,098	-	65,098	-	Interest rate
Interest bearing deposits with banks	4,207	270	3,937	-	3,640	201	3,439	-	Interest rate
Securities	399,758	152,371	247,387	-	396,880	153,833	243,047	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	128,279	-	128,279	-	110,907	-	110,907	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	677,135	5,365	671,770	-	678,016	6,085	671,931	-	Interest rate, foreign exchange
Derivative instruments	44,197	41,376	2,821	-	47,253	42,879	4,374	-	Interest rate, foreign exchange
Customers’ liabilities under acceptances	450	-	450	-	359	-	359	-	Interest rate
Other assets	118,940	10,003	13,378	95,559	107,494	9,783	11,001	86,710	Interest rate
Total assets	1,431,553	209,385	1,126,609	95,559	1,409,647	212,781	1,110,156	86,710

Liabilities Subject to Market Risk

Deposits	955,363	47,216	908,147	-	982,440	45,223	937,217	-	Interest rate, foreign exchange
Derivative instruments	51,452	49,262	2,190	-	58,303	54,713	3,590	-	Interest rate, foreign exchange
Acceptances	450	-	450	-	359	-	359	-	Interest rate
Securities sold but not yet purchased	51,408	51,408	-	-	35,030	35,030	-	-	Interest rate
Securities lent or sold under repurchase agreements	126,759	-	126,759	-	110,791	-	110,791	-	Interest rate
Other liabilities	150,890	-	87,755	63,135	130,061	-	78,583	51,478	Interest rate
Subordinated debt	8,466	-	8,466	-	8,377	-	8,377	-	Interest rate
Total liabilities	1,344,788	147,886	1,133,767	63,135	1,325,361	134,966	1,138,917	51,478

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) increased marginally quarter-over-quarter from recent increases in market volatility. The increase was partially offset by lower equity and interest rate exposures.

Total Trading Value at Risk (1)

TABLE 28
	For the quarter ended July 31, 2025				April 30, 2025	July 31, 2024
	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	12.1	9.8	16.1	5.5	8.7	4.4
Equity VaR	20.4	19.1	30.0	14.4	20.6	16.6
Foreign exchange VaR	1.3	2.0	4.1	0.9	2.1	1.2
Interest rate VaR (2)	23.2	27.4	33.6	21.4	28.5	32.2
Diversification	(25.2)	(19.0)	nm	nm	(22.5)	(19.8)
Total Trading VaR	31.8	39.3	48.1	31.0	37.4	34.6

(1)	One-day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2)	Interest rate VaR includes general credit spread risk.

 nm – not meaningful

Structural (Non-Trading) Market Risk

Our structural market risk strategy and profile remains consistent with prior periods. The net balance sheet is fully invested in an intermediate duration target interest rate profile. Structural economic value exposure to rising rates and structural economic value benefit to falling rates increased, compared with April 30, 2025, primarily due to modelled deposit pricing being more rate-sensitive at higher projected interest rate levels following the increase in term market rates during the current quarter.

Structural earnings benefit to rising interest rates increased, compared with April 30, 2025, as more net assets are scheduled to reprice over the next 12 months. Structural earnings exposure to falling interest rates increased, compared with April 30, 2025, as more net assets are scheduled to reprice over the next 12 months and due to lower modelled prepayment penalty fees on certain prepayable instruments, following the increase in term market rates during the current quarter.

36 BMO Financial Group Third Quarter Report 2025

Structural Interest Rate Sensitivity (1) (2)

TABLE 29
	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)			July 31, 2025	April 30, 2025	July 31, 2024			July 31, 2025	April 30, 2025	July 31, 2024
	Canada (3)	United States	Total	Total	Total	Canada (3)	United States	Total	Total	Total
100 basis point increase	(782)	(961)	(1,744)	(1,603)	(1,629)	161	188	349	305	309
100 basis point decrease	697	323	1,021	747	852	(139)	(214)	(353)	(242)	(294)

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)	Interest rate sensitivities assume an immediate and sustained parallel shift in assumed interest rates across the entire yield curve as at the end of the period, using a constant balance sheet.
(3)	Includes Canadian dollar and other currencies.

Insurance Market Risk

Insurance market risk includes interest rate and equity market risk arising from the activities of our BMO Insurance business. We entered into hedging arrangements to mitigate the impact of changes in interest rates on our earnings. The impact of insurance market risk on earnings is reflected in insurance investment results on our Consolidated Statement of Income. The impact of insurance market risk is not reflected in the Structural Interest Rate Sensitivity table above.

The table below reflects the estimated immediate impact on, or sensitivity of, our income before tax to changes in interest rates, including the estimated impact of the above hedging arrangements, and our exposure to equity price risk arising from our investment in equity securities.

TABLE 30
(Pre-tax Canadian $ in millions)	As at July 31, 2025	As at April 30, 2025
Interest Rate Sensitivity (1) (2)
50 basis point increase	-	-
50 basis point decrease	(1)	(1)

Equity Market Sensitivity (3)
10% increase	6	28
10% decrease	(6)	(26)

(1)	Estimated impact on, or sensitivity of, income before tax to a 50 basis point increase or decrease in interest rates.
(2)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at the end of the period with no change in the ultimate risk-free rate.
(3)

Estimated impact on, or sensitivity of, income before tax to a 10% increase or decrease in our exposure to equity price risk arising from our investment in equity securities at the reporting date, assuming all other variables remain constant.

Caution

This Market Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2025 37

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the third quarter of 2025. Customer loans and deposits increased during the quarter, due to underlying growth and the impact of the stronger U.S. dollar. Wholesale funding decreased, reflecting net maturities. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada, the United States and abroad. In addition, we may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less assets encumbered as collateral, totalled $372.8 billion as at July 31, 2025, compared with $370.1 billion as at April 30, 2025. The increase in unencumbered liquid assets was due to higher securities balances and the impact of the stronger U.S. dollar, partially offset by lower cash balances.

Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A., and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England’s Sterling Monetary Framework, and European Central Bank standby liquidity facilities. We do not consider central bank facilities as a source of available liquidity when assessing the soundness of our liquidity position.

In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

Liquid Assets

TABLE 31
	As at July 31, 2025					As at April 30, 2025
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)
Cash and cash equivalents	58,587	-	58,587	74	58,513	65,280
Deposits with other banks	4,207	-	4,207	-	4,207	3,215
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	186,364	113,904	300,268	150,126	150,142	142,672
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	115,318	12,553	127,871	67,897	59,974	62,548
Corporate and other debt	37,061	20,988	58,049	21,139	36,910	37,887
Corporate equity	61,015	70,082	131,097	89,052	42,045	37,698
Total securities and securities borrowed or purchased under resale agreements	399,758	217,527	617,285	328,214	289,071	280,805
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	26,911	-	26,911	5,855	21,056	20,795
Total liquid assets	489,463	217,527	706,990	334,143	372,847	370,095

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Risk Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

38 BMO Financial Group Third Quarter Report 2025

Asset Encumbrance

TABLE 32
		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at July 31, 2025	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	62,794	-	74	-	62,720
Securities (5)	644,196	251,605	82,464	24,382	285,745
Loans	650,224	60,810	1,851	436,008	151,555
Other assets
Derivative instruments	44,197	-	-	44,197	-
Customers’ liability under acceptances	450	-	-	450	-
Premises and equipment	6,184	-	-	6,184	-
Goodwill	16,702	-	-	16,702	-
Intangible assets	4,819	-	-	4,819	-
Current tax assets	2,456	-	-	2,456	-
Deferred tax assets	2,728	-	-	2,728	-
Receivable from brokers, dealers and clients	42,275	-	-	42,275	-
Other	43,776	9,599	-	34,177	-
Total other assets	163,587	9,599	-	153,988	-
Total assets	1,520,801	322,014	84,389	614,378	500,020

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2025	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	68,577	-	82	-	68,495
Securities (5)	627,416	240,980	84,836	24,925	276,675
Loans	649,612	65,022	1,828	431,366	151,396
Other assets
Derivative instruments	49,726	-	-	49,726	-
Customers’ liability under acceptances	438	-	-	438	-
Premises and equipment	6,161	-	-	6,161	-
Goodwill	16,630	-	-	16,630	-
Intangible assets	4,824	-	-	4,824	-
Current tax assets	1,620	-	-	1,620	-
Deferred tax assets	2,641	-	-	2,641	-
Receivable from brokers, dealers and clients	48,401	-	-	48,401	-
Other	46,035	10,991	-	35,044	-
Total other assets	176,476	10,991	-	165,485	-
Total assets	1,522,081	316,993	86,746	621,776	496,566

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks, short sales and certain U.S. agency securities that have been sold to third parties but are consolidated under IFRS.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $24.4 billion as at July 31, 2025, and include securities held at BMO’s insurance subsidiary, seller financing securities and certain investments held at our merchant banking business. Other unencumbered assets include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Net Unencumbered Liquid Assets by Legal Entity

TABLE 33
(Canadian $ in millions)	As at July 31, 2025	As at April 30, 2025
BMO (parent)	216,582	218,200
BMO Bank N.A.	124,047	120,117
Broker dealers	32,218	31,778
Total net unencumbered liquid assets by legal entity	372,847	370,095

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $701.4 billion as at July 31, 2025, increasing from $697.0 billion as at April 30, 2025, driven by underlying deposit growth and the impact of the stronger U.S. dollar.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $248.4 billion as at July 31, 2025, with $68.1 billion sourced as secured funding and $180.3 billion sourced as unsecured funding. Wholesale funding outstanding decreased from $258.8 billion as at April 30, 2025, due to net maturities during the current quarter. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $372.8 billion as at July 31, 2025, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

BMO Financial Group Third Quarter Report 2025 39

Wholesale Funding Maturities (1)

TABLE 34

	As at July 31, 2025								As at April 30, 2025
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	2,214	1,170	1,272	625	5,281	-	-	5,281	4,652
Certificates of deposit and commercial paper	6,096	14,505	30,220	30,677	81,498	2,533	-	84,031	89,598
Bearer deposit notes	1,031	1,788	2,003	1,263	6,085	-	-	6,085	3,673
Asset-backed commercial paper (ABCP)	1,528	6,390	5,962	1,196	15,076	-	-	15,076	13,642
Senior unsecured medium-term notes	554	4,722	1,150	6,878	13,304	18,703	29,154	61,161	63,749
Senior unsecured structured notes (2)	91	7	325	228	651	1,054	13,578	15,283	15,737
Secured funding
Mortgage and HELOC securitizations	43	169	794	788	1,794	2,803	14,045	18,642	19,042
Covered bonds	-	623	2,177	6,206	9,006	9,778	5,503	24,287	27,582
Other asset-backed securitizations (3)	-	-	806	-	806	733	4,103	5,642	6,491
Federal Home Loan Bank advances	-	1,454	-	183	1,637	1,385	1,385	4,407	4,904
Subordinated debt	-	-	25	-	25	-	8,440	8,465	9,738
Total	11,557	30,828	44,734	48,044	135,163	36,989	76,208	248,360	258,808
Of which:
Secured	1,571	8,636	9,739	8,373	28,319	14,699	25,036	68,054	71,661
Unsecured	9,986	22,192	34,995	39,671	106,844	22,290	51,172	180,306	187,147
Total (4)	11,557	30,828	44,734	48,044	135,163	36,989	76,208	248,360	258,808

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions which are disclosed in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Includes structured notes issued to institutional investors and exchange-traded notes.
(3)	Includes credit card loan securitizations.
(4)

Total wholesale funding comprised Canadian-dollar-denominated funding totalling $55.1 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $193.3 billion as at July 31, 2025.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans and home equity line of credit (HELOC) securitizations, covered bonds, and Canadian and U.S. senior unsecured deposits.

Our wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2024 Annual Report. Please also see the Risk Management section.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank’s business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding may increase and our access to funding and capital through the wholesale markets could be constrained. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. During the third quarter of fiscal 2025, Moody’s, Standard & Poor’s (S&P), Fitch and DBRS affirmed their ratings and maintained their stable outlook on BMO.

TABLE 35

As at July 31, 2025
Rating agency (1)	Short-term debt	Senior debt (2)	Long-term deposits/legacy senior debt (3)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)

Credit ratings are not recommendations to purchase, hold or sell a financial obligation and do not address the market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

(2)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(3)

Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at July 31, 2025, we would be required to provide additional collateral to counterparties totalling $215 million, $479 million and $1,138 million, as a result of a one-notch, two-notch and three-notch downgrade, respectively.

40 BMO Financial Group Third Quarter Report 2025

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated in accordance with OSFI’s LAR Guideline and is summarized in the following table. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended July 31, 2025, was 130%, equivalent to a surplus of $58.1 billion above the regulatory minimum. The LCR decreased 4% from 134% in the prior quarter, due to a decrease in HQLA. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

TABLE 36
	For the quarter ended July 31, 2025
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	252.1

Cash Outflows

Retail deposits and deposits from small business customers, of which:	307.0	22.2
Stable deposits	141.8	4.3
Less stable deposits	165.2	17.9
Unsecured wholesale funding, of which:	316.0	136.3
Operational deposits (all counterparties) and deposits in networks of cooperative banks	158.1	39.1
Non-operational deposits (all counterparties)	138.6	77.9
Unsecured debt	19.3	19.3
Secured wholesale funding	*	28.9
Additional requirements, of which:	250.7	57.9
Outflows related to derivatives exposures and other collateral requirements	38.6	12.6
Outflows related to loss of funding on debt products	3.7	3.7
Credit and liquidity facilities	208.4	41.6
Other contractual funding obligations	0.8	-
Other contingent funding obligations	558.2	12.0
Total cash outflows	-	257.3

Cash Inflows

Secured lending (e.g., reverse repos)	181.2	32.3
Inflows from fully performing exposures	18.5	10.1
Other cash inflows	20.9	20.9
Total cash inflows	220.6	63.3

For the quarter ended July 31, 2025		Total adjusted value (4)
Total HQLA		252.1
Total net cash outflows		194.0
Liquidity Coverage Ratio (%) (2)		130

For the quarter ended April 30, 2025		Total adjusted value (4)
Total HQLA		258.7
Total net cash outflows		193.5
Liquidity Coverage Ratio (%)		134

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 64 business days in the third quarter of fiscal 2025.
(3)	Weighted values are calculated after the application of the weights prescribed under OSFI’s LAR Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps, as defined by the LAR Guideline.

BMO Financial Group Third Quarter Report 2025 41

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s LAR Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available over a one-year horizon (including customer deposits, long-term wholesale funding, and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its on-balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF, RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 118% as at July 31, 2025, equivalent to a surplus of $117.6 billion above the regulatory minimum. The NSFR increased from 117% in the prior quarter, as lower available stable funding was more than offset by a decrease in required stable funding.

TABLE 37
	For the quarter ended July 31, 2025
	Unweighted value by residual maturity				Weighted value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item

Capital:	-	-	-	97.7	97.7
Regulatory capital	-	-	-	97.7	97.7
Other capital instruments	-	-	-	-	-
Retail deposits and deposits from small business customers:	240.3	65.9	33.1	62.4	370.4
Stable deposits	119.1	27.5	14.0	12.7	165.3
Less stable deposits	121.2	38.4	19.1	49.7	205.1
Wholesale funding:	324.8	286.4	58.8	99.3	281.0
Operational deposits	145.6	-	-	0.4	73.2
Other wholesale funding	179.2	286.4	58.8	98.9	207.8
Liabilities with matching interdependent assets	-	0.9	0.7	15.8	-
Other liabilities:	3.6	*	*	102.4	30.5
NSFR derivative liabilities	*	*	*	8.4	*
All other liabilities and equity not included in the above categories	3.6	63.4	0.3	30.3	30.5
Total ASF	*	*	*	*	779.6

Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	15.8
Deposits held at other financial institutions for operational purposes	-	0.1	-	-	0.1
Performing loans and securities:	195.6	227.4	75.2	344.6	519.6
Performing loans to financial institutions secured by Level 1 HQLA	-	106.7	2.1	-	3.3
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	31.2	64.2	8.8	16.1	59.1
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	124.9	34.3	34.8	170.6	285.7
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	13.9	19.3	29.2	130.7	125.0
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.9	19.3	29.2	130.7	125.0
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	25.6	2.9	0.3	27.2	46.5
Assets with matching interdependent liabilities	-	0.9	0.7	15.8	-
Other assets:	48.3	*	*	122.1	104.8
Physical traded commodities, including gold	10.0	*	*	*	8.5
Assets posted as initial margin for derivative contracts and contributions to default funds of central clearing parties	*	*	*	17.4	14.8
NSFR derivative assets	*	*	*	3.3	-
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	16.0	0.8
All other assets not included in the above categories	38.3	51.5	0.4	33.5	80.7
Off-balance sheet items	*	*	*	621.9	21.7
Total RSF	*	*	*	*	662.0
Net Stable Funding Ratio (%)	*	*	*	*	118

For the quarter ended April 30, 2025					Weighted Value (2)
Total ASF					784.4
Total RSF					670.6
Net Stable Funding Ratio (%)					117

*	Disclosure is not required under the NSFR disclosure standard.
(1)

Items in the no maturity column do not have a stated maturity. These may include, but are not limited to, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

42 BMO Financial Group Third Quarter Report 2025

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios incorporate assumptions for loan repayments, deposit withdrawals, credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may arise from both market volatility and credit rating downgrades, among other assumptions.

TABLE 38
									July 31, 2025
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total

Assets

Cash and cash equivalents	56,239	-	-	-	-	-	-	-	2,348	58,587
Interest bearing deposits with banks	3,834	301	62	1	-	9	-	-	-	4,207
Securities	5,553	6,071	8,399	8,334	7,400	35,898	85,421	181,668	61,014	399,758
Securities borrowed or purchased under resale agreements	104,721	16,893	4,627	942	1,096	-	-	-	-	128,279
Loans (1)
Residential mortgages	1,843	5,731	10,044	10,774	14,536	47,693	69,321	35,046	219	195,207
Consumer instalment and other personal	639	1,557	2,610	3,248	4,540	13,957	19,760	19,142	27,131	92,584
Credit cards	-	-	-	-	-	-	-	-	12,984	12,984
Business and government	12,155	15,985	17,397	16,645	20,683	65,205	95,292	37,061	101,102	381,525
Allowance for credit losses	-	-	-	-	-	-	-	-	(5,165)	(5,165)
Total loans, net of allowance	14,637	23,273	30,051	30,667	39,759	126,855	184,373	91,249	136,271	677,135
Other assets
Derivative instruments	4,933	6,072	4,906	3,270	2,347	5,980	8,845	7,844	-	44,197
Customers’ liability under acceptances	450	-	-	-	-	-	-	-	-	450
Receivable from brokers, dealers and clients	42,275	-	-	-	-	-	-	-	-	42,275
Other	3,559	884	676	40	9	16	11	7,778	63,692	76,665
Total other assets	51,217	6,956	5,582	3,310	2,356	5,996	8,856	15,622	63,692	163,587
Total assets	236,201	53,494	48,721	43,254	50,611	168,758	278,650	288,539	263,325	1,431,553

TABLE 39

									July 31, 2025
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total

Liabilities and Equity
Deposits (2) (3)	34,448	61,677	78,715	49,588	50,945	57,256	69,821	27,410	525,503	955,363
Other liabilities
Derivative instruments	4,440	11,006	6,127	3,438	2,806	5,808	8,522	9,305	-	51,452
Acceptances	450	-	-	-	-	-	-	-	-	450
Securities sold but not yet purchased (4)	51,408	-	-	-	-	-	-	-	-	51,408
Securities lent or sold under repurchase agreements (4)	107,685	15,087	789	7	2	3,189	-	-	-	126,759
Securitization and structured entities’ liabilities	19	165	2,321	201	482	3,313	10,670	32,388	-	49,559
Insurance-related liabilities	77	76	21	19	32	87	212	736	17,612	18,872
Payable to brokers, dealers and clients	46,396	-	-	-	-	-	-	-	-	46,396
Other	12,777	2,001	2,373	177	327	2,406	2,668	2,650	10,684	36,063
Total other liabilities	223,252	28,335	11,631	3,842	3,649	14,803	22,072	45,079	28,296	380,959
Subordinated debt	-	-	25	-	-	-	25	8,416	-	8,466
Total equity	-	-	-	-	-	-	-	-	86,765	86,765
Total liabilities and equity	257,700	90,012	90,371	53,430	54,594	72,059	91,918	80,905	640,564	1,431,553

(1)	Loans receivable on demand have been included under no specific maturity.
(2)	Deposits payable on demand and payable after notice have been included under no specific maturity.
(3)

Deposits totalling $28,271 million as at July 31, 2025, have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	These are presented based on their earliest maturity date.

TABLE 40
									July 31, 2025
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	5,181	5,985	7,928	10,741	21,710	55,795	124,408	6,743	-	238,491
Letters of credit (2)	2,004	4,208	6,626	5,440	6,835	2,536	3,655	81	-	31,385
Backstop liquidity facilities	692	777	840	-	2,276	4,704	7,768	868	-	17,925
Other commitments (3)	55	85	230	153	135	448	791	282	-	2,179

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

BMO Financial Group Third Quarter Report 2025 43

TABLE 41
									October 31, 2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total

Assets

Cash and cash equivalents	62,827	-	-	-	-	-	-	-	2,271	65,098
Interest bearing deposits with banks	2,513	628	481	18	-	-	-	-	-	3,640
Securities	6,787	14,011	7,840	6,707	9,720	21,264	84,775	172,886	72,890	396,880
Securities borrowed or purchased under resale agreements	85,185	16,803	5,701	2,330	888	-	-	-	-	110,907
Loans (1)
Residential mortgages	1,683	3,284	6,413	6,653	9,252	52,489	77,867	33,227	212	191,080
Consumer instalment and other personal	581	974	1,703	1,827	2,671	14,815	24,595	18,830	26,691	92,687
Credit cards	-	-	-	-	-	-	-	-	13,612	13,612
Business and government	8,647	14,418	16,461	19,448	21,828	63,613	105,740	32,444	102,394	384,993
Allowance for credit losses	-	-	-	-	-	-	-	-	(4,356)	(4,356)
Total loans, net of allowance	10,911	18,676	24,577	27,928	33,751	130,917	208,202	84,501	138,553	678,016
Other assets
Derivative instruments	5,573	7,996	7,211	2,482	1,660	6,365	8,374	7,592	-	47,253
Customers’ liability under acceptances	359	-	-	-	-	-	-	-	-	359
Receivable from brokers, dealers and clients	31,916	-	-	-	-	-	-	-	-	31,916
Other	3,847	1,012	948	31	14	13	13	7,717	61,983	75,578
Total other assets	41,695	9,008	8,159	2,513	1,674	6,378	8,387	15,309	61,983	155,106
Total assets	209,918	59,126	46,758	39,496	46,033	158,559	301,364	272,696	275,697	1,409,647

TABLE 42

									October 31, 2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total

Liabilities and Equity

Deposits (2) (3)	47,637	74,759	69,479	68,110	48,835	51,789	87,297	25,602	508,932	982,440
Other liabilities
Derivative instruments	6,769	10,541	10,828	3,311	2,160	6,470	9,112	9,112	-	58,303
Acceptances	359	-	-	-	-	-	-	-	-	359
Securities sold but not yet purchased (4)	35,030	-	-	-	-	-	-	-	-	35,030
Securities lent or sold under repurchase agreements (4)	99,364	7,777	721	106	1,016	1,807	-	-	-	110,791
Securitization and structured entities’ liabilities	44	981	1,072	2,183	152	4,353	9,913	21,466	-	40,164
Insurance-related liabilities	93	89	18	18	30	83	195	701	17,543	18,770
Payable to brokers, dealers and clients	34,407	-	-	-	-	-	-	-	-	34,407
Other	12,409	2,968	805	144	1,611	2,492	4,058	2,799	9,434	36,720
Total other liabilities	188,475	22,356	13,444	5,762	4,969	15,205	23,278	34,078	26,977	334,544
Subordinated debt	-	-	-	-	-	25	25	8,327	-	8,377
Total equity	-	-	-	-	-	-	-	-	84,286	84,286
Total liabilities and equity	236,112	97,115	82,923	73,872	53,804	67,019	110,600	68,007	620,195	1,409,647

(1)	Loans receivable on demand have been included under no specific maturity.
(2)	Deposits payable on demand and payable after notice have been included under no specific maturity.
(3)

Deposits totalling $29,136 million as at October 31, 2024, have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	These are presented based on their earliest maturity date.

TABLE 43
									October 31, 2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	3,720	5,220	10,229	16,052	16,284	47,054	130,664	7,048	-	236,271
Letters of credit (2)	2,109	5,235	6,113	6,761	6,163	2,310	3,689	36	-	32,416
Backstop liquidity facilities	283	213	213	3,408	1,132	3,047	9,110	818	-	18,224
Other commitments (3)	30	78	94	87	187	399	486	98	-	1,459

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

Caution

This Liquidity and Funding Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

44 BMO Financial Group Third Quarter Report 2025

Glossary of Financial Terms

Adjusted Earnings and Measures are non-GAAP and exclude certain specified items from revenue, non-interest expense, provision for credit losses and income taxes that may not be reflective of ongoing business performance. Management considers both reported and adjusted results to be useful in assessing underlying ongoing performance, as set out in the Non-GAAP and Other Financial Measures section.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Allowance for Credit Losses on Impaired Loans Ratio is calculated as the allowance for credit losses on impaired loans as a percentage of gross impaired loans and acceptances.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is backed by assets such as trade receivables, and is generally used for short-term financing needs.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over the period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the issuer’s bank for a fee and can be traded in the money market.

Basis Point is one one-hundredth of a percentage point.

Book Value per Share represents common shareholders’ equity divided by the number of common shares at the end of a period.

Collateral is assets pledged as security to secure loans or other obligations.

Collateralized Mortgage Obligations (CMOs) are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche offers different terms, interest rates, and risks.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity, including applicable contractual service margin, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Contractual Service Margin (CSM) represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services provided.

Credit Valuation Adjustment (CVA) represents fair value adjustments to capture counterparty credit risk in our derivative valuations.

Derivatives are contracts, requiring no or little initial investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is calculated by dividing dividends per share by basic earnings per share.

Dividend Yield is calculated as dividends per common share divided by the closing share price.

Earnings per Share (EPS) is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Effective Tax Rate is a percentage calculated as provision for income taxes divided by income before provision for income taxes.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is a percentage calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating groups).

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross Impaired Loans and Acceptances (GIL) is calculated as the credit impaired balance of loans and customers’ liability under acceptances.

Gross Impaired Loans and Acceptances (GIL) Ratio is calculated as gross impaired loans and acceptances as a percentage of gross loans and acceptances.

Guarantees and Standby Letters of Credit represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

High-Quality Liquid Assets (HQLA) are cash or assets that can be converted into cash with little or no loss in value to meet short-term liquidity needs.

Impaired Loans are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.

Insurance Investment Results represent net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.

Insurance Service Results represent insurance revenue, insurance service expenses and reinsurance results.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio is a Basel III regulatory measure calculated as Tier 1 Capital divided by LE, in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Liquidity and Funding Risk is the potential risk that we are unable to meet our financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario, in accordance with guidelines issued by OSFI.

BMO Financial Group Third Quarter Report 2025 45

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Mark-to-Market represents the valuation of financial instruments at fair value as of the balance sheet date.

Master Netting Agreements are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income, and trading and insurance average assets is calculated in the same manner, excluding trading-related interest income, and trading and insurance earning assets.

Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets, and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (CAR) Guideline.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments comprises a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between the growth rates of revenue and non-interest expense.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before the provision for income taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.

Provision for Credit Losses (PCL) Ratio is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity.

Risk-Weighted Assets (RWA) are on- and off-balance sheet exposures adjusted by a regulatory risk-weighted factor to a comparable risk level, in accordance with guidelines issued by OSFI.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows based on notional amounts over a specified period.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Net interest income, total revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources, and are reflected in the ratios. The offset to operating segment teb adjustments is reflected in Corporate Services net interest income, revenue and provision for (recovery of) income taxes.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares, limited recourse capital notes and other qualifying capital instruments issued by a subsidiary to third parties.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital comprises Tier 1 and Tier 2 Capital.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions, in accordance with guidelines issued by OSFI.

Total Loss Absorbing Capacity (TLAC) Ratio is calculated as TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio is calculated as TLAC divided by leverage exposures.

Total Shareholder Return: The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Trading-Related Revenue comprises net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

46 BMO Financial Group Third Quarter Report 2025

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2024 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 26, 2025, at 7:15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until September 26, 2025, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 5503651#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

John Fenton, Head, Public Relations, john.fenton@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 9th Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2024 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2024 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

 Annual Meeting 2026

 The next Annual Meeting of Shareholders will be held on Wednesday, April 15, 2026.

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72 BMO Financial Group Third Quarter Report 2025